[redacted]

08004545

082-34867

TRINIDAD DRILLING LTD

TDG

SEC Mail Processing Section

AUG 19 2008

Washington, DC
110

August 12, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: Trinidad Drilling Ltd.

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Drilling Ltd's News Release dated August 12, 2008. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Lisa Ciulka
Director of Investor Relations

PROCESSED
AUG 29 2008
THOMSON REUTERS

dlw 8/28

TRINIDAD DRILLING LTD

TDG

SEC Mail Processing
Section

AUG 19 2008

Washington, DC
110

FOR IMMEDIATE RELEASE: Tuesday, August 12, 2008
TSX SYMBOL: TDG and TDG.DB

TRINIDAD DRILLING LTD. REPORTS SOLID SECOND QUARTER AND YEAR-TO-DATE 2008 RESULTS; RECORD REVENUE AND EBITDA RECORDED

Trinidad Drilling Ltd. ("Trinidad" or the "Company") reported solid operating and financial results for the second quarter and first six months of 2008 today. Revenue, net earnings before interest, taxes, depreciation and gain or loss on sale of long-term assets (EBITDA) and cash flow from operations before changes in non-cash working capital all reached record levels in both the second quarter and year-to-date, reflecting the Company's accretive growth per share and continued focus on adding value for its shareholders.

"Trinidad has continued to perform strongly to date in 2008. We have consistently recorded utilization rates in excess of the Canadian industry average and by growing our US operations we have added a stable revenue stream to our business," said Lyle Whitmarsh, Trinidad's President and Chief Executive Officer. "We have strategically grown our business in areas where demand for our deeper, more technologically advanced fleet is strong. This value-adding strategy is paying off for Trinidad and is demonstrated in our strong performance and record results. We are pleased with our results in the first half of 2008 and with building momentum in the drilling industry, we are cautiously optimistic for the remainder of 2008 and beyond," Whitmarsh said.

SECOND QUARTER AND YEAR-TO-DATE HIGHLIGHTS

(Quarter-over-quarter and year-to-date comparatives all relate to the comparable period in 2007)

- Revenue reached record levels of $141.2 million for the second quarter of 2008 and $360.8 million year-to-date, up 22.2% and 12.2% respectively, largely due to growth through acquisitions, internal rig construction programs, higher utilization rates and our successful expansion into the US.
- Trinidad's second quarter 2008 drilling utilization rate of 31% in Canada exceeded the industry average of 20%. The US drilling operations continued to report strong activity levels with utilization of 87%. Year-to-date, Trinidad's Canadian drilling utilization rate has been 52% compared to the industry average of 38% while the US operation's utilization has averaged 87%.
- Cash flow from operations before changes in non-cash working capital was $27.2 million ($0.31 per share (diluted)), in the second quarter of 2008 and $97.7 million ($1.14 per share (diluted)) year-to-date, up 16.5% and 1.6%, respectively. These record levels were achieved primarily through the increased rig fleet, the expanded US operations and a continued focus on maintaining gross margins.
- Net earnings in the second quarter of 2008 were $1.1 million ($0.01 per share (diluted)) and $40.1 million ($0.47 per share (diluted)) year-to-date, down 75.4% and 14.0% respectively, largely due to higher interest and depreciation costs.
- On June 10, 2008, Trinidad closed an equity financing deal where a total of 12,132,353 shares were issued, including a 10% overallotment, for gross proceeds of $165.0 million.
- During the second quarter of 2008, Trinidad continued its growth into the US drilling market with the announcement of a construction program for nine new drilling rigs. In July 2008, the Company announced an additional seven new drilling rigs also bound for the US. All 16 of these rigs are backed by long-term, take-or-pay contracts and are expected to be completed by the end of 2009. In addition, Trinidad plans to build six new service rigs to meet the growing demand in the Canadian market. In total, the rig construction programs are anticipated to cost $258.0 million, which is expected to be financed with the net proceeds from the recent equity offering ($158.4 million), proceeds from the sale of its newly constructed barge rig (US$53.5 million), cash flow from operations and funds available under the Company's existing credit facility.

The following is management's discussion and analysis ("MD&A") concerning the operating and financial results for the three and six months ended June 30, 2008, and its outlook based on information available as at August 1, 2008. The MD&A is based on the Trinidad Drilling Ltd. ("Trinidad" or the "Company") unaudited interim consolidated financial statements for the period ended June 30, 2008, which were prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The MD&A should be read in conjunction with the audited consolidated financial statements of Trinidad Energy Services Income Trust (the "Trust") for the year ended December 31, 2007. Additional information is available on Trinidad's website (www.trinidaddrilling.com) and all previous public filings, including the most recently filed Annual Report and Annual Information Form, are available through SEDAR (www.sedar.com). As a result of Trinidad's conversion from an income trust to a corporation, effective March 10, 2008, references to the "Company", "shares", the "Incentive Options Plan" and "options" should be read as references to the "Trust", "units", "Unit Rights Incentive Plan" and "rights", respectively, for the periods prior to March 10, 2008.

FINANCIAL HIGHLIGHTS

($ thousands except share and per share data)

	Three months ended June 30,		**Six months ended June 30,**	
	2008	2007	**2008**	2007
Revenue	**141,179**	115,494	**360,830**	321,705
Gross margin [(1)]	**53,765**	42,539	**152,193**	135,556
EBITDA [(1)]	**39,884**	26,564	**128,553**	107,091
Per share (diluted) [(1)]	**0.45**	0.31	**1.50**	1.26
EBITDA before stock-based compensation [(1)]	**40,017**	27,235	**128,855**	108,537
Per share (diluted) [(1)]	**0.46**	0.32	**1.50**	1.27
Cash flow from operations	**83,977**	28,549	**131,949**	74,062
Per share (diluted)	**0.96**	0.33	**1.54**	0.87
Cash flow from operations before change in non-cash working capital [(1)]	**27,202**	23,353	**97,712**	96,163
Per share (diluted) [(1)]	**0.31**	0.27	**1.14**	1.13
Net earnings	**1,141**	4,641	**40,053**	46,584
Per share (basic)	**0.01**	0.06	**0.47**	0.56
Per share (diluted)	**0.01**	0.05	**0.47**	0.55
Net earnings before stock-based compensation [(1)]	**1,274**	5,312	**40,355**	48,030
Per share (diluted) [(1)]	**0.01**	0.06	**0.47**	0.56
Shares outstanding – basic (weighted average) [(2)]	**86,750,690**	83,947,198	**85,347,826**	83,872,182
Shares outstanding – diluted (weighted average) [(2)]	**87,825,214**	85,711,891	**85,916,240**	85,294,628

(1) Readers are cautioned that gross margin, EBITDA, EBITDA before stock-based compensation, cash flow from operations before change in non-cash working capital and net earnings before stock-based compensation and the related per share information do not have a standardized meaning prescribed by GAAP – See "Non-GAAP Measures".

(2) Basic shares include the weighted average number of shares outstanding over the period. Diluted shares include the weighted average shares outstanding over the period and the dilutive impact, if any, of the deemed conversion of convertible debentures and the shares issuable pursuant to the Incentive Option Plan. Interest expense incurred on the dilutive convertible debentures is added back to net earnings, net earnings before stock-based compensation, cash flow from operations and cash flow from operations before change in non-cash working capital for the diluted per share calculation.

OPERATING HIGHLIGHTS

	Three months ended June 30,		Six months ended June 30,	
	2008	2007	**2008**	2007
Operating days – drilling				
Canada	**1,742**	1,165	**5,751**	4,981
United States	**3,783**	2,944	**7,458**	5,408
Rate per drilling day (CDN $)				
Canada	**23,219**	23,527	**23,711**	25,470
United States (1)	**21,565**	24,927	**21,649**	25,191
Utilization rate – drilling				
Canada	**31%**	20%	**52%**	44%
United States	**87%**	88%	**87%**	87%
CAODC industry average	**20%**	17%	**38%**	38%
Number of drilling rigs				
Canada	**62**	64	**62**	64
United States	**48**	38	**48**	38
Utilization rate for service rigs	**29%**	23%	**45%**	47%
Number of service rigs	**20**	21	**20**	21
Number of coring and surface casing rigs	**20**	17	**20**	17
Barge Drilling Market (2)				
Operating days	**361**	-	**633**	-
Rate per drilling day (CDN$)	**41,500**	-	**44,428**	-
Utilization rate (3)	**100%**	-	**99%**	-
Number of barge drilling rigs	**1**	-	**1**	-
Number of barge drilling rigs under Bareboat Charter Agreements	**3**	-	**3**	-

(1) In US dollars, dayrates remained relatively static, declining from $21,966 in the second quarter of 2007 to $21,449 in the second quarter of 2008.
(2) Trinidad commenced its operations in the barge drilling market with its acquisition of Axxis, effective July 5, 2007.
(3) During the first quarter of 2008, Trinidad completed significant work to one of its barge rigs and as a result it was removed from service and not included in the utilization calculation. This rig was fully operational in the second quarter.

FORWARD-LOOKING STATEMENTS

The MD&A contains certain forward-looking statements relating to Trinidad's plans, strategies, objectives, expectations and intentions. Expressions such as "anticipate", "expect", "project", "believe", "estimate", and "forecast" should be used to identify these forward-looking statements. Trinidad believes that the expressions reflected in those forward-looking statements are reasonable; however, such statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. These statements speak only as of the date of the MD&A and Trinidad does not intend, and does not assume any obligation, to update these forward-looking statements, subject to its obligations under appropriate regulations.

NON-GAAP MEASURES

This MD&A contains references to the terms "cash flow from operations before change in non-cash working capital" to provide information for shareholders regarding Trinidad's liquidity and ability to generate cash to finance operations and assists management in assessing Trinidad's ability to finance operational and capital expenditures; "EBITDA" to refer to net earnings before interest, taxes, depreciation and gain or loss on sale of long-term assets; "EBITDA before stock-based compensation" to refer to EBITDA plus stock-based compensation; "gross margin" to refer to revenue less operating expenses; "net earnings before stock-based compensation" to refer to net earnings plus stock-based compensation; and "net debt" to refer to Trinidad's long-term debt less its working capital position which is indicative of the overall indebtedness of the Company, all of which Trinidad believes are measures followed by the investment community and therefore provide useful information. The terms "cash flow from operations before change in non-cash working capital", "EBITDA", "EBITDA before stock-based compensation", "gross margin", "net earnings before stock-based compensation", "net debt" and associated per share data are not measures recognized by GAAP and do not have standardized

meaning prescribed by GAAP and accordingly may not be comparable to similar measures presented by other companies. However, Trinidad computes "cash flow from operations before change in non-cash working capital", "EBITDA", "EBITDA before stock-based compensation", "gross margin", "net earnings before stock-based compensation" and "net debt" on a consistent basis for each reporting period.

The following is a reconciliation of EBITDA to net earnings:

	Three months ended June 30,		Six months ended June 30,	
($ thousands)	**2008**	2007	**2008**	2007
Net Earnings	**1,141**	4,641	**40,053**	46,584
Plus:				
Interest on long-term debt	**6,215**	9,535	**13,390**	18,110
Interest on convertible debentures	**8,685**	-	**17,339**	-
Income taxes	**3,558**	(2,606)	**13,587**	9,101
Depreciation	**20,509**	14,831	**44,501**	33,089
(Gain) loss on sale of assets	**(224)**	163	**(317)**	207
EBITDA	**39,884**	26,564	**128,553**	107,091

OVERVIEW

Operations in the Canadian marketplace in the second quarter have historically been hindered by wet weather conditions and road bans that were put in place throughout the period. This year was no exception as the Western Canadian drilling market experienced a long spring breakup with above average rainfall which limited activity levels. However, given the deep drilling capacity of Trinidad's Canadian rig fleet and its long-term, take-or-pay contracts the second quarter exceeded the comparable quarter in the prior year as both drilling days and utilization far exceeded those seen in the industry over the same period. As in the past, during the second quarter of 2008, Trinidad was able to mitigate its overall exposure to both the seasonal conditions present throughout this period and the variability of the Canadian market in recent periods through its continued expansion into the United States ("US") marketplace. This expansion allowed for strong quarter-over-quarter growth for the Company in revenue, gross margin, EBITDA and cash flow from operations. The US operations have also provided stabilized cash flows and net earnings through the long-term, take-or-pay contracts that the Company has executed with its valued customers in the US and the consistency that this market has provided in recent years. The significance of Trinidad's expansion into the US is evident given that this segment continues to contribute significantly to the overall operations of the Company, producing 60.9% of overall revenue and 67.9% of gross margin for the second quarter of 2008 and 47.2% of revenue and 48.9% of gross margin on a year-to-date basis.

Trinidad's overall land rig count increased quarter-over-quarter, which resulted in an increase to the number of drilling days by 34.5% in comparison to the second quarter of 2007. The higher drilling days in the US resulted in an increase in revenue of $25.7 million or 22.2% despite reductions in Canadian denominated US dayrates as a result of weakening of the US dollar. Furthermore, while the Canadian segment decreased by two drilling rigs year-over-year, it demonstrated the inherent value of its contracts, customer relationships and equipment versatility as both operating days and rig utilization increased as compared to the same period of 2007. Customer pricing in this segment was down 6.9% year-to-date and only 1.3% quarter-over-quarter due to a more competitive bidding environment; however, dayrates appear to be stabilizing as commodity prices increase and natural gas storage levels are reduced.

Net earnings for the six months ended June 30, 2008 were $40.1 million or $0.47 per share (diluted) in comparison to $46.6 million or $0.55 per share (diluted) in the same period of 2007. Despite the revenue increases year-to-date in 2008, overall net earnings declined mainly as a result of increases in interest expense, depreciation, and reorganization costs. The increase in interest expense was due to the issuance of convertible debentures in connection with the Axxis acquisition in the second half of 2007 and depreciation increased as a result of the deployment of new rigs. Furthermore, one-time reorganization costs for Trinidad's conversion from an income trust to a corporation were incurred throughout the first six months of 2008. These increases were offset by an unrealized foreign exchange gain of $3.5 million on US denominated intercompany balances in comparison to the loss of $6.9 million in the prior year.

On June 10, 2008, Trinidad closed an equity financing deal where a total of 12,132,353 shares were issued, including the overallotment of 1,102,941 shares, for gross proceeds of $165.0 million. Net proceeds from the equity issuance were initially used to reduce debt, then additional funds available under the credit facility will be used to construct nine high-horsepower drilling rigs, all backed by long-term, take-or-pay contracts guaranteeing utilization rates of 100% over their respective contract terms and six well servicing rigs. The drilling rigs are currently planned to operate in Texas and Louisiana, drilling in the Barnett Shale and the Haynesville areas, two of the key natural gas plays in the US. The new rigs will feature state-of-the-art technology with diesel electric drawworks and depth capacity ratings ranging from 16,000 feet to 18,000 feet and will be delivered over a 10-month period starting in August 2008. The six service rigs will be built using a new rig design which provides improved pressure control, better safety features and lower anticipated operating costs and will have depth capacities of 2,400 to 3,500 metres. The service rigs are being built to meet growing demand in the Canadian market and are expected to remain in the Western Canadian Sedimentary Basin. The first two rigs are expected to be completed by the end of 2008 with the balance being delivered in the first three quarters of 2009. In addition, on July 17, 2008, Trinidad announced the construction of an additional seven rigs to the rig construction program previously announced in May 2008 (see subsequent events). These rigs are also backed by long-term, take-or-pay contracts guaranteeing utilization rates of 100% over their respective terms. Trinidad intends to fund this rig construction program from its operating cash flow and funds available under its existing credit facility.

The drilling industry found some relief in the second quarter with higher than expected overall rig activity. Nevertheless, as reported by the Canadian Association of Oilwell Drilling Contractors ("CAODC") well completions in the second quarter of 2008 were down 2.6% as compared to the same period of 2007 and 36.4% as compared to 2006. For the first six months of 2008, the CAODC reported a total of 8,134 wells drilled, an active rig count in Western Canada that averaged 334 rigs and utilization levels of 38%, as compared to utilization levels of 38% in 2007 and 57% in 2006. Although the industry has experienced declines, Trinidad has been able to maintain its market share and grow its overall utilization in Western Canada, and will continue to focus on value added client support and above average service to ensure continued success during these slower industry periods.

QUARTERLY ANALYSIS *($ millions except per share and operating data)*	**2008**		2007				2006		
	Q2	**Q1**	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Financial Highlights									
Revenue	**141.2**	**219.7**	145.8	162.2	115.5	206.2	161.9	150.6	104.5
Gross margin	**53.8**	**98.4**	58.8	70.5	42.6	93.0	74.9	66.9	43.1
Net earnings	**1.1**	**38.9**	17.9	15.0	4.7	41.9	31.3	31.6	20.8
Depreciation	**20.5**	**24.0**	19.0	20.2	14.8	18.3	15.4	14.0	9.7
(Gain) loss on sale of assets	**(0.2)**	**(0.1)**	0.2	-	0.1	0.1	0.1	(2.0)	-
Stock-based compensation	**0.1**	**0.2**	0.4	0.5	0.7	0.8	1.8	0.7	0.8
Future income tax expense (recovery)	**2.5**	**9.4**	(7.8)	3.3	(3.1)	10.2	6.2	4.6	(8.7)
Effective interest on financing costs	**1.1**	**1.1**	1.1	1.1	0.4	0.3	[illegible]	[illegible]	-
Accretion on convertible debentures	**1.2**	**1.1**	1.2	1.0	-	-	[illegible]	[illegible]	-
Unrealized foreign exchange (gain) loss	**0.9**	**(4.1)**	0.2	5.3	5.8	1.2	(0.1)	[illegible]	0.2
Other	**-**	**-**	-	-	-	-	[illegible]	0.1	(0.3)
Cash flow from operations before change in non-cash working capital	**27.2**	**70.5**	32.2	46.4	23.4	72.8	54.7	49.0	22.5
Net earnings per share (diluted)	**0.01**	**0.44**	0.21	0.18	0.05	0.49	0.37	0.38	0.24
Cash flow from operations before change in non-cash working capital per share (diluted)	**0.31**	**0.75**	0.38	0.55	0.27	0.86	0.65	0.57	0.26

	2008		2007				2006		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Operating Highlights									
Operating days – drilling									
Canada	**1,742**	**4,009**	2,135	2,718	1,165	3,817	3,163	3,358	1,826
United States	**3,783**	**3,675**	3,399	3,305	2,944	2,464	2,105	1,891	1,603
Rate per drilling day (CDN $)									
Canada	**23,219**	**24,517**	23,631	21,746	23,527	26,063	26,328	23,083	23,927
United States [(1)]	**21,565**	**21,735**	21,404	23,265	24,927	25,506	24,621	24,042	24,089
Utilization rate – drilling									
Canada	**31%**	**72%**	37%	47%	20%	69%	61%	64%	36%
United States	**87%**	**87%**	83%	85%	88%	85%	85%	85%	82%
CAODC industry average	**20%**	**56%**	37%	39%	17%	59%	47%	57%	34%
Number of drilling rigs									
Canada	**62**	**62**	64	64	64	63	60	59	57
United States	**48**	**48**	46	43	38	37	31	26	22
Utilization for service rigs	**29%**	**62%**	57%	46%	23%	73%	64%	68%	31%
Number of service rigs	**20**	**20**	20	20	21	20	18	18	17
Number of coring and surface casing rigs	**20**	**20**	20	20	17	17	17	17	17
Barge Drilling Market [(2)]									
Operating days	**361**	**272**	352	352	-	-	[illegible]	[illegible]	-
Rate per drilling day (CDN$)	**41,500**	**48,128**	47,536	51,904	-	-	[illegible]	[illegible]	-
Utilization rate	**100%**	**98% [(3)]**	96%	100%	-	-	[illegible]	[illegible]	-
Number of barge drilling rigs	**1**	**1**	1	1	-	-	[illegible]	[illegible]	-
Number of barge drilling rigs under Bareboat Charter Agreements	**3**	**3**	3	3	-	-	[illegible]	-	-

(1) In US dollars, dayrates remained relatively static and declines are the result of reductions in US currency rates.
(2) Trinidad commenced its operations in the barge drilling market with its acquisition of Axxis, effective July 5, 2007.
(3) During the first quarter of 2008, Trinidad completed significant work to one of its barge rigs and as a result it was removed from service and not included in the utilization calculation. This rig was fully operational in the second quarter.

Trinidad's growth has been a result of strategic acquisitions, continued deployment of rigs under the rig construction program, expansion into the US market and the strong market conditions that were present throughout 2006 and early 2007 and are apparent through quarter-over-quarter revenue growth. This continued to be evident despite the Canadian drilling industry facing declining market conditions in the last three quarters of 2007 as a result of lower commodity prices, concerns over high natural gas storage levels and royalty tax changes. Declining demand over this period ultimately lowered Canadian dayrates and utilization levels from the second quarter of 2007 onwards. However, Trinidad's expansion into the US market, where considerable growth occurred in the fourth quarter of 2005 through the acquisition of Cheyenne Drilling, has resulted in the US rig fleet more than doubling since that time allowing the Company to realize revenue growth despite the curtailing market activities in Canada. This market has consistently provided stable utilization levels and US dollar dayrates, which offset the reduced Canadian activity and improved the overall operations of Trinidad. The first quarter of 2008 showed signs of improvement in Western Canada as the market outlook recovered and dayrates and utilization levels began increasing for the first time since the second quarter of 2007. Although the second quarter of 2008 was slowed by a long spring breakup with above average rainfall, Trinidad continued to grow revenues as a result of its focus on the deep drilling segment and strong commodity prices, which helped to motivate producers to maintain their drilling programs. The first two quarters of 2008 continued to show the strength of the US segment and, with an increased fleet and overall strong market, it continues to play a significant role in the Company's overall portfolio.

Quarterly revenues continued to be impacted by the seasonal conditions present in the Western Canadian drilling operations as a result of a significant portion of the overall drilling fleet operating in this market. This seasonality resulted in strong Canadian revenue in the first quarters as

oil and natural gas companies took advantage of frozen conditions, slower second quarters due to spring break-up conditions and third and fourth quarters which were more representative of normal operating conditions. The expansion into the US market which has been ongoing since the end of 2005 has partially mitigated the impact of the seasonal conditions on the overall results of the Company.

Net earnings and per share data were strong throughout 2006 and the first quarter of 2007 as the market activities, noted above, allowed for the Company to realize its growth through expansion into new markets and rig diversification. However, the market downturn in Canadian drilling during the second quarter of 2007, as well as unrealized foreign exchange losses throughout the period due to declines in the US currency, caused a reduction in net income and the related per share data to the end of 2007. Upturn in Trinidad's Canadian operations has been evident throughout 2008 as reflected in the growth in the Company's EBITDA; however, higher interest expense and future income taxes have continued to negatively impact earnings.

RESULTS FROM OPERATIONS

Canadian Drilling Operations

($ thousands except percentages and operating data)	Three months ended June 30,			Six months ended June 30,		
	2008	2007	% Change	**2008**	2007	% Change
Revenue	**44,341**	31,250	41.9	**176,445**	166,335	6.1
Operating expense	**30,389**	29,180	4.1	**102,651**	101,112	1.5
Gross margin	**13,952**	2,070	574.0	**73,794**	65,223	13.1
Gross margin percentage	**31.5%**	6.6%		**41.8%**	39.2%	
Operating days – drilling	**1,742**	1,165	49.5	**5,751**	4,981	15.5
Rate per drilling day (CDN $)	**23,219**	23,527	(1.3)	**23,711**	25,470	(6.9)
Utilization rate – drilling	**31%**	20%	55.0	**52%**	44%	18.2
CAODC industry average	**20%**	17%	17.6	**38%**	38%	-
Number of drilling rigs	**62**	64	(3.1)	**62**	64	(3.1)
Utilization rate – well servicing	**29%**	23%	26.1	**45%**	47%	(4.3)
Number of service rigs	**20**	21	(4.8)	**20**	21	(4.8)
Number of coring and surface casing rigs	**20**	17	17.6	**20**	17	17.6

Throughout the second quarter of 2008, the Canadian drilling market was impacted by the seasonal conditions typically present during the period as road bans and wet weather conditions prohibited the movement of drilling rigs. This resulted in overall reductions in industry utilization as rates fell from 56% in the first quarter of 2008 to 20% for the three months ended June 30, 2008 and to 38% on a year-to-date basis. Overall, market activity was relatively static with the comparable period in 2007. However, Trinidad's continued focus on deep drilling and long-term contracts resulted in the Company being rewarded by the market and increasing operating days and utilization levels by 49.5% and 55.0%, respectively, over the comparable quarter despite the static market conditions. Furthermore, as oil and natural gas targets have become more challenging to extract, the requirement for more precise and advanced technology has become critical to the overall success of producers. Unquestionably, Trinidad's Canadian rig fleet continues to benefit from this, as many producers require increased depth capacity and see the intrinsic benefit of the more advanced technology available on Trinidad's deep drilling rigs. As a result, Trinidad's Canadian drilling division continued to exceed industry utilization by 55.0% realizing utilization of 31% for the quarter as compared to an industry utilization level of 20% and achieved utilization rates of 52% year-to-date, an 18.2% increase from prior year.

Slower market conditions in the quarter continued to produce intense competition across the industry as drilling contractors competed for less available work, which continued to place downward pressure on dayrates across the market. This competition reduced dayrates for Trinidad by 1.3% quarter-over-quarter and 6.9% on a year-to-date basis. Annual declines are more prevalent given a much stronger first quarter in 2007 as the market exited the intense drilling programs present in 2006.

Higher operating days and rig utilization in the second quarter increased revenue by $13.1 million or 41.9% from $31.3 million in 2007 to $44.3 million in 2008, despite the reduction in the number of rigs available and relatively stable dayrates. The strong second quarter also increased revenue

on a year-to-date basis by $10.1 million or 6.1%, placing Trinidad's Canadian operations ahead of where they were at the same point last year. Furthermore, in addition to strong revenue growth over the quarter, operating costs remained relatively consistent with the prior year at $30.4 million in 2008 as compared to $29.2 million in 2007, significantly increasing gross margins. This was the result of fewer recertifications required in the second quarter of 2008, in comparison with the same period in 2007. Slower conditions in 2007, following the extremely busy 2006 fiscal year, provided an opportunity to complete much of the maintenance required to ensure industry standards were achieved. However, as a result of 2007 being a much slower period, approximately half the number of recertifications performed in the prior year were necessary in 2008, reducing operating costs and increasing gross margins.

The well servicing division also had a strong quarter with utilization rates increasing to 29% from 23% in the prior year. Higher commodity prices and increased activity in Canadian drilling facilitated stronger results in this division; however, increased competition has also reduced rates resulting in slight declines in revenue and margins in comparison with the prior year. Overall, industry activity levels have remained moderately stable during the period relative to the prior year and Trinidad remains bullish on prospects for its well servicing division in light of increased completion, work-over and abandonment activity expected over the next several years, coupled with minor equipment expansion industry wide.

Although operating activity recorded by the Canadian drilling segment in the first six months of 2008 exceeded earlier expectations, demand for oilfield services continue to reflect a level of uncertainty in the Canadian market as operators weighed the impact of a strong Canadian dollar and the sustainability of strengthening commodity prices on their project economics. However, the fundamentals of the Canadian oilfield services market have seen improvements during the first half of 2008 which continues to instil producer confidence and is expected to have positive implications on drilling programs. Despite the drilling and well servicing sector being ranked as one of the most competitive areas of the oil and natural gas business, Trinidad has proven itself through strong customer relations, employee expertise, equipment quality and drilling performance and continues to differentiate itself from its competitors and be rewarded by its customers.

United States Drilling Operations

($ thousands except percentages and operating data)	**Three months ended June 30,**			**Six months ended June 30,**		
	2008	2007	% Change	**2008**	2007	% Change
Revenue	**85,970**	73,394	17.1	**170,283**	136,234	25.0
Operating expense	**49,439**	35,200	40.5	**95,881**	69,361	38.2
Gross margin	**36,531**	38,194	(4.4)	**74,402**	66,873	11.3
Gross margin percentage	**42.5%**	52.0%		**43.7%**	49.1%	
Land Drilling Rigs						
Operating days – drilling	**3,783**	2,944	28.5	**7,458**	5,408	37.9
Rate per drilling day (CDN $) (1)	**21,565**	24,927	(13.5)	**21,649**	25,191	(14.1)
Utilization rate – drilling	**87%**	88%	(1.1)	**87%**	87%	-
Number of drilling rigs	**48**	38	26.3	**48**	38	26.3
Barge Drilling Rigs (2)						
Operating days – drilling	**361**	-	-	**633**	-	-
Rate per drilling day (CDN$)	**41,500**	-	-	**44,428**	-	-
Utilization rate – drilling (3)	**100%**	-	-	**99%**	-	-
Number of barge drilling rigs	**1**	-	-	**1**	-	-
Number of barge drilling rigs under Bareboat Charter Agreements	**3**	-	-	**3**	-	-

(1) In US dollars, dayrates remained relatively static, declining from $21,966 in the second quarter of 2007 to $21,449 in the second quarter of 2008.
(2) Trinidad commenced its operations in the barge drilling market with its acquisition of Axxis, effective July 5, 2007.
(3) During the first quarter of 2008, Trinidad completed significant work to one of its barge rigs and as a result it was removed from service and not included in the utilization calculation. This rig was fully operational in the second quarter.

The US drilling market continues to show its strength as strong demand fundamentals supported higher activity levels throughout the year. Revenue quarter-over-quarter increased by 17.1% from $73.4 million in the second quarter of 2007 to $86.0 million in 2008 and year-to-date increased $34.0 million to $170.3 million in 2008. Growth in revenue resulted from the expansion of the US fleet which contributed to an increase in the number of

operating days at relatively consistent US dollar dayrates in comparison to the prior year. In addition, the deployment of more rigs committed under long-term, take-or-pay contracts operating year-over-year added stability to the overall operations. Average dayrates in Canadian dollars declined 13.5% quarter-over-quarter and 14.1% year-to-date due entirely to foreign exchange as a result of the declining strength of the US dollar. In US dollars, the average dayrate for the first half of 2007 was US$21,935, in comparison with US$21,541 in 2008, remaining relatively static year-over-year. In addition, the barge drilling segment maintained utilization levels of 100% and with the scheduled maintenance finalized in the latter part of the first quarter on one of the Bareboat Charter rigs, all four rigs were working throughout the second quarter. Dayrates declined by 13.8% as compared to the first quarter of 2008 due to some softening in the barge market over the past six months; however, the decline in dayrates has allowed the Company to preserve market share and maintain valuable relationships with key customers placing Trinidad in a favourable position when market conditions improve. Despite reduced dayrates, the barge market continues to command higher dayrates than the land drilling market and as a result these rigs have provided exceptional dayrates of $44,428 per day year-to-date with utilization levels of 99%. In addition, the barge rigs have added asset and geographical diversification to Trinidad's overall asset base, presenting significant opportunities to expand into other jurisdictions. This coupled with the growth of the US drilling operations has been instrumental in achieving stability of Trinidad's cash flow throughout the year and increasing the capability of the Company to meet the needs of oil and natural gas producers on a more comprehensive basis.

Operating expenses for the quarter increased from $35.2 million to $49.4 million reducing overall margins from 52.0% to 42.5% and year-to-date grew 38.2% to $95.9 million, reducing margins to 43.7%. The growth in operating expenses was partially attributable to the growth in revenue throughout the quarter, but overall increases in operating costs exceeded the growth in revenue, reducing gross margins. This was partially a result of increased property taxes on rigs due to the growth in the US rig fleet in comparison with the prior year. Property taxes on US-based rigs are assessed annually on January 1, therefore any rigs deployed later in the year would not have been subject to these taxes in 2007. As Trinidad increased its US fleet by fifteen rigs over 2007 it resulted in higher property taxes in 2008 in comparison to the prior year. In addition, the US segment also performed more footage and turnkey contracts with its rigs that were not under long-term contract. These types of contracts result in more costs being incurred by Trinidad as opposed to being paid for or passed on to the operator. Finally, additional expenses related to employing additional field supervisors to manage the growing US fleet and work with field staff on overall training also increased overall operating expenses.

The US operations continue to provide stability to Trinidad's consolidated results through not only its consistent year round cash flows, but also the higher margins obtained in this segment of the business. Due to the success that Trinidad has experienced in the US, the Company continues to pursue additional opportunities to extend its presence in this market, including the recently announced rig construction program to build and deploy an additional sixteen rigs into the US. These rigs are all backed by long-term, take-or-pay contracts with three major North American oil and natural gas exploration and development companies, which will provide further revenue stability and a guaranteed utilization rate of 100% over their respective contract terms.

Construction Operations

	Three months ended June 30,			**Six months ended June 30,**		
($ thousands except percentage data)	**2008**	2007	% Change	**2008**	2007	% Change
Revenue (1)	**29,541**	26,585	11.1	**41,132**	57,193	(28.1)
Operating expense (1)	**26,259**	24,310	8.0	**37,135**	53,733	(30.9)
Gross margin	**3,282**	2,275	44.3	**3,997**	3,460	15.5
Gross margin percentage	**11.1%**	8.6%		**9.7%**	6.0%	

(1) Includes inter-segment revenue and operating expenses of $18.7 million and $15.7 million for the three months ended June 30, 2008 and 2007, respectively and $27.0 million and $38.1 million for the six months ended June 30, 2008 and 2007, respectively.

Revenue from construction operations increased by 11.1% from $26.6 million in the second quarter of 2007 to $29.5 million in 2008 due to the completion of $18.7 million of inter-segment work performed on the construction of six of the nine rigs announced as part of the current rig construction program, as well as the completion of another rig for an independent third party. Inter-segment revenue increased by $3.0 million from $15.7 million in the prior year earned on recertification and repair work completed during the quarter when the Company's rigs were less utilized due to spring break-up and the construction of the rigs under the previous rig construction program. Contributing to the increase quarter-over-quarter was the transfer of partially completed rigs maintained in inventory at the end of the first quarter to revenue, which will be used as part of the current

construction program. Additionally, inter-segment work was performed to complete the construction of a barge rig for the Axxis division. Gross margin percentage increased from 8.6% last year to 11.1% for the second quarter of 2008 due to the stronger margins earned on the completion of the third party work that was performed over the period.

Revenue from Trinidad's construction operations over the first six months of 2008 was $41.1 million, a 28.1% decrease from the $57.2 million generated over the same time period of 2007. This was a result of the focus in the prior year on the completion of the previous rig construction program, which Mastco substantially completed in the first quarter of 2007 earning much higher inter-segment revenue and operating costs of $38.1 million in comparison to $27.0 million in 2008.

When Trinidad acquired Mastco in the first quarter of 2006, the Company's intention was to utilize this division to facilitate rig construction programs and enhance control over the delivery of the rigs to ensure customer demands were being met. This will continue to be the focus as work commences on the newly announced rig construction program where Mastco will construct thirteen of the sixteen new drilling rigs, which are all expected to be delivered before the end of 2009.

GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended June 30,			Six months ended June 30,		
($ thousands except percentage data)	**2008**	2007	% Change	**2008**	2007	% Change
General and administrative expenses	**12,749**	9,701	31.4	**24,172**	20,130	20.1
% of revenue	**9.0%**	8.4%		**6.7%**	6.3%	

General and administrative expenses increased 31.4% to $12.7 million in the second quarter of 2008 from $9.7 million for the same period in 2007. The expansion of Trinidad's business through the acquisition of Axxis in July 2007, and the higher overhead expenses in the US operations as a result of its growth over the last year were the main reasons for the increase. As well, a provision with respect to allowance for doubtful accounts was set up in the quarter to ensure Trinidad had proper coverage on any potential bad debt exposure. Despite the overall increase year-to-date in 2008 as compared to 2007, Trinidad continues to focus on maintaining conservative expenditure levels which allowed the Company to maintain general and administrative expenses as a percentage of revenue at relatively consistent levels with the prior year despite the additional provision required for doubtful accounts. Trinidad will continue to ensure growth for shareholders by creating internal efficiencies, centralizing certain required functions and integrating its management team.

Effective January 1, 2008, Trinidad reclassified several costs associated with field management, equipment insurance and property taxes on the US rigs into operating expenses from general and administrative expenses to better align the Company with current industry standards and allow for increased consistency amongst Trinidad's peer group. Comparative figures for 2007 have also been reclassified.

INTEREST

	Three months ended June 30,			Six months ended June 30,		
($ thousands)	**2008**	2007	% Change	**2008**	2007	% Change
Interest on long-term debt	**5,793**	9,132	(36.6)	**12,550**	17,358	(27.7)
Effective interest on deferred financing costs	**422**	403	4.7	**840**	752	11.7
	6,215	9,535	(34.8)	**13,390**	18,110	(26.1)
Interest on convertible debentures	**6,830**	-	-	**13,658**	-	-
Effective interest on deferred financing costs	**660**	-	-	**1,318**	-	-
Accretion on convertible debentures	**1,195**	-	-	**2,363**	-	-
	8,685	-	-	**17,339**	-	-

During the first half of 2007, Trinidad had a large portion of its debt facility drawn to fund its rig construction program, which required intensive capital expenditures. As a result, at the end of the second quarter of 2007, Trinidad's long-term debt reached $486.9 million, in comparison to $252.9 million at the end of the second quarter of 2008. This decline in long-term debt year-over-year was the result of utilizing the net proceeds from the

Company's equity financing completed June 10, 2008 and cash flow from operations to reduce overall indebtedness. As additional funds beyond daily cash flow are required to finance the completion of the rig construction program it will be drawn from the revolving credit facility. The higher debt levels in the prior year resulted in increased interest expense over the current quarter. In addition, reductions in the BA and LIBOR rates in 2008 as compared to 2007 reduced the effective interest on both the Canadian and US term facilities, which in turn had a favourable impact on interest expense.

Effective July 5, 2007, Trinidad completed the issuance of $354.3 million in convertible unsecured subordinated debentures in order to complete the acquisition of Axxis. Proceeds in excess of the purchase price were used to repay $187.8 million of the Canadian revolving facility, which further reduced the debt drawn under the facility as at June 30, 2008. Interest on the convertible debentures is paid semi-annually at a coupon rate of 7.75% and for the three months ended June 30, 2008 Trinidad recorded associated interest expense of $6.8 million. The fixed interest rate on the convertible debentures has reduced Trinidad's exposure to interest rate fluctuations and further enhances cash flow stability. Additionally, Trinidad has the option to redeem the debentures in whole or in part at a redemption price of $1,000 after December 31, 2010 and before their maturity date, but on redemption or maturity, Trinidad may elect to satisfy its obligation to repay the principal by issuing shares.

STOCK-BASED COMPENSATION

	Three months ended June 30,			Six months ended June 30,		
($ thousands)	**2008**	2007	% Change	**2008**	2007	% Change
Stock-based compensation	**133**	671	(80.2)	**302**	1,446	(79.1)

On March 10, 2008, Trinidad converted from a growth-oriented income trust to a growth-oriented, dividend-paying corporation. As a result of this arrangement, Trinidad's former Unit Rights Incentive Plan was rolled into the Incentive Option Plan (the "Plan"), which is used to assist officers, employees and consultants of Trinidad and its affiliates to participate in the growth and development of the Company. Trinidad uses the fair value method to calculate compensation expense associated with options granted under the Plan. Compensation expense is then recognized in earnings over the vesting period of the options granted with a corresponding increase in contributed surplus. As of the fourth quarter of 2007, substantially all of the 2006 options had been expensed and, as a result, stock-based compensation decreased from $1.4 million in the first half of 2007 to $0.3 million in 2008. Total 2007 option issuances amounted to 63,486 in comparison to no issuances for the first six months of 2008, further contributing to the decline quarter-over-quarter.

FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended June 30,			Six months ended June 30,		
($ thousands)	**2008**	2007	% Change	**2008**	2007	% Change
Foreign exchange (gain) loss	**859**	5,603	(84.7)	**(3,523)**	6,889	151.1

Trinidad's US operations have continued to grow and contributed significantly to the overall operations of the Company. As a result, upon consolidation Trinidad's US operations are considered to be self-sustaining and therefore, gains and losses due to fluctuations in the foreign currency exchange rates are recorded in Other Comprehensive Income ("OCI") on the balance sheet as a component of equity. However, gains and losses in the Canadian entity on US denominated intercompany balances continue to be recognized in the statement of operations. For the first six months of 2008, Trinidad recognized a gain of $3.5 million in comparison with a loss of $6.9 million in 2007. Slightly higher intercompany balances, coupled with the increases in the value of the US dollar over the first half of 2008 in comparison with declines over the comparable period in the prior year were the main factors for the variance quarter-over-quarter. The $3.5 million gain corresponds to an equal and offsetting unrealized loss in the US subsidiary included in OCI.

DEPRECIATION

	Three months ended June 30,			Six months ended June 30,		
($ thousands)	**2008**	2007	% Change	**2008**	2007	% Change
Depreciation	**20,509**	14,831	38.3	**44,501**	33,089	34.5
(Gain) loss on sale of assets	**(224)**	163	237.4	**(317)**	207	253.1

Depreciation increased 38.3% to $20.5 million in the second quarter of 2008 from $14.8 million in the same time period of 2007, and for the six months ended June 30, 2008 was $44.5 million, an increase of $11.4 million or 34.5% as compared to the same time period in 2007. This increase was partially a result of fluctuations in the depreciation rate per drilling day. The Canadian drilling segment increased depreciation per day by $268 for the six months ended to $3,077 in 2008 from $2,809 in 2007, while rates remained relatively static quarter-over-quarter. Concurrently, the US segment also increased rates per drilling day by approximately US$420 on both a quarterly and year-to-date basis from the comparative period in 2007. However, the increase in the rate per drilling day was offset almost entirely by declining US foreign currency rates, resulting in relatively static rates per drilling day in Canadian dollars for both periods. Increases in the Company's depreciation rate per day resulted primarily from changes in the composition of Trinidad's asset base over these periods as a result of the addition of drilling rigs with increased drilling depth and more advanced technology, which incrementally added to the capital cost of Trinidad's asset base.

Increases in the depreciation rate per drilling day, compounded by the increase in drilling days over the comparable period, resulted in higher depreciation for both the quarter and six months ended June 30, 2008 in comparison with the same periods in 2007. For the three months ended June 30, 2008 relatively static rates per drilling day of approximately $3,900 in the Canadian segment, coupled with an increase of 576 drilling days resulted in an increase in Canadian depreciation expense of approximately $2.3 million. Compounded with the US operations which had static US rates per drilling day of $3,400 and a 28.5% increase in US drilling days from 2,944 in 2007 to 3,783 in 2008 plus the acquisition of Axxis increased US depreciation by $3.4 million. On a year-to-date basis, higher drilling days at relatively static dayrates also accounted for the $11.4 million increase in depreciation from the prior year.

The gain on sale of assets for the three and six months ended June 30, 2008 was the result of the disposition of two properties owned by the Company that were not fully utilized, thereby allowing operations to be consolidated into other existing facilities. These gains were offset by smaller losses on the disposition of assets that were no longer being utilized, consistent with the prior period.

REORGANIZATION COSTS

	Three months ended June 30,			Six months ended June 30,		
($ thousands)	**2008**	2007	% Change	**2008**	2007	% Change
Reorganization costs	**140**	-	-	**2,689**	-	-

On January 10, 2008, the Trust announced its intent to convert from a growth-oriented income trust to a growth-oriented, dividend-paying corporation, subject to unitholder and regulatory approval. On March 10, 2008, unitholders and holders of the exchangeable shares voted, and overwhelmingly approved, the conversion of the Trust into a public oil and natural gas services corporation retaining the name "Trinidad Drilling Ltd.". As a result of this reorganization Trinidad incurred one-time costs of $2.7 million relating to this conversion which included charges for shareholder communication, legal counsel, development and execution of fairness opinions and charges in relation to revising and updating necessary legal documents for Trinidad's new corporate structure. Trinidad believes it has incurred the majority of the charges in relation to the above conversion.

INCOME TAXES

($ thousands)	Three months ended June 30, **2008**	2007	% Change	Six months ended June 30, **2008**	2007	% Change
Current tax expense	**1,066**	511	108.6	**1,697**	1,984	(14.5)
Future tax expense (recovery)	**2,492**	(3,117)	179.9	**11,890**	7,117	67.1

Year-to-date current income tax expense of $1.7 million decreased by 14.5% from the same period in the prior year as a result of the reorganization completed at the beginning of 2008 to amalgamate the Company's surface casing and coring division into its drilling division. This ultimately increased the tax shield the Company had on earnings from this smaller division allowing higher tax pools in the Canadian drilling division to shield earnings from drilling activity in the oil sands. As a result, no current taxes were recorded on these earnings in 2008, in comparison to approximately $1.3 million recorded in the same period of 2007. These savings were partially offset by increased revenues generated by a smaller manufacturing division, not present in 2007, whose taxable earnings surpassed the allowable deductions creating a tax liability. There was a marginal increase in the US as a result of Texas Margins Tax; however, a substantial part of the increase was a direct result of withholding tax on intercompany interest expense paid from the US operations to Canada. This current tax is used to offset the taxability of the Canadian operations through triggering a foreign tax credit; however, due to the loss position in the current period this deduction has created a further loss therefore triggering a future tax recovery. The increase of 108.6% in the current quarter over the same period in the prior year is directly attributable to this withholding tax and current tax expense on the smaller manufacturing division, not present in the prior year.

Future income tax expense increased year-over-year by $4.8 million, or 67.1%, and quarter-over-quarter by $5.6 million or 179.9%. The increase in future tax expenses is primarily as a result of the change from a income trust structure to a corporation, which eliminated the deduction that the Company previously had for distributions made to unitholders, subjecting the consolidated earnings of Trinidad to greater future tax liabilities. These increases were offset as a result of the decreasing future tax rates due to changes in the Federal Budget between the second quarter of 2007 and the current period.

NET EARNINGS AND CASH FLOW

($ thousands except per share data)	Three months ended June 30, **2008**	2007	% Change	Six months ended June 30, **2008**	2007	% Change
Net earnings	**1,141**	4,641	(75.4)	**40,053**	46,584	(14.0)
Per share (diluted)	**0.01**	0.05	(80.0)	**0.47**	0.55	(14.5)
Cash flow from operations	**83,977**	28,549	194.2	**131,949**	74,062	78.2
Per share (diluted)	**0.96**	0.33	190.9	**1.54**	0.87	77.0
Cash flow from operations before change in non-cash working capital	**27,202**	23,353	16.5	**97,712**	96,163	1.6
Per share (diluted)	**0.31**	0.27	14.8	**1.14**	1.13	0.9

For the three months ended June 30, 2008, Trinidad's consolidated net earnings were $1.1 million, representing a decline of $3.5 million or 75.4% from $4.6 million in 2007. Net earnings declined quarter-over-quarter as a result of higher income taxes of $3.6 million in 2008, an increase of $6.2 million or 236.5% as compared to the same period in 2007. Lower future taxes in the prior year were the result of lower taxable income in the Canadian market as a result of a more predominant spring break-up in 2007 and the additional deductions on distributions claimed due to the income trust structure, which was eliminated in the current year. Furthermore, the interest on the convertible debentures, which was not present in 2007, and the increase in depreciation negatively impacted net earnings. Partially offsetting this was the incremental revenue and associated gross margins from the Canadian and US operations.

Year-to-date the Company's consolidated net earnings fell $6.5 million or 14.0% from $46.6 million in 2007 to $40.1 million in the current year. These declines were primarily the result of reduced dayrates in the Canadian drilling segment in the first quarter of 2008 in comparison with 2007 as dayrates in the first quarter of 2007 were a continuation of the stronger drilling market present in 2006. Incremental interest expense on the convertible debentures, higher depreciation and the incurrence of costs associated with the reorganization of Trinidad into a new corporate structure

also contributed to the reduction year-over-year. However, these reductions were partially offset through the overall growth in the Company's US operations, as well as the unrealized foreign exchange gain due to strengthening of the US dollar.

Cash flow from operations for the second quarter increased by 194.2% from $28.5 million ($0.33 per share (diluted)) in 2007 to $84.0 million ($0.96 per share (diluted)) in 2008 and cash flow from operations before changes in non-cash working capital for the same period increased by 16.5% from $23.4 million ($0.27 per share (diluted)) in the second quarter of 2007 to $27.2 million ($0.31 per share (diluted)) in 2008. The growth in both cash flow from operations and cash flow from operations before change in non-cash working capital was primarily a result of increased revenue and gross margin given the strong quarter the Company had with increased operating days and utilization in Canada, along with increased operating days and drilling fleet in the US. These increases were partially offset by incremental interest paid on the convertible debentures.

Year-to-date cash flow from operations was $131.9 million ($1.54 per share (diluted)), representing an increase of $57.9 million or 78.2% as compared to $74.1 million ($0.87 per share (diluted)) for the same period of 2007. Cash flow from operations before changes in non-cash working capital also increased by $1.5 million, or 1.6%, to $97.7 million ($1.14 per share (diluted)) from $96.2 million ($1.13 per share (diluted)) for the same period in 2007. This year-to-date growth was driven by stability achieved through the strong results obtained in the US operations where higher revenues offset slightly reduced margins.

LIQUIDITY AND CAPITAL RESOURCES *($ thousands except percentages)*	**June 30, 2008**	December 31, 2007
Working capital	**109,600**	84,101
Current portion of long-term debt	**1,272**	1,679
Convertible debentures [(1)]	**319,617**	315,991
Long-term debt [(1)]	**251,611**	402,489
Total debt	**572,500**	720,159
Total debt as a percentage of assets	**36.8%**	48.1%
Net debt	**461,628**	634,379
Net debt as a percentage of assets	**29.7%**	42.4%
Total assets	**1,556,592**	1,497,156
Total long-term liabilities	**629,527**	764,102
Total long-term liabilities as a percentage of assets	**40.4%**	51.0%
Shareholders' equity	**819,448**	634,502
Total debt to shareholders' equity	**69.9%**	113.5%
Total debt to shareholders' equity – assuming debenture conversion	**22.2%**	42.5%
Net debt to shareholders' equity	**56.3%**	100.0%

(1) Convertible debentures and long-term debt are reflected net of associated transaction costs.

In the current quarter, Trinidad's long-term debt decreased by $151.3 million or 37.4% from $404.2 million at year-end to $252.9 million at June 30, 2008. This reduction in debt is directly related to the closing of an equity financing completed during the second quarter of 2008 whereby 12,132,353 shares were issued, including the overallotment of 1,102,941 shares, for gross proceeds of $165.0 million. Net proceeds from the equity issuance were initially used to reduce debt and will subsequently be used to construct nine high-horsepower drilling rigs, all backed by long-term, take-or-pay contracts guaranteeing utilization of 100% over their respective contract terms and six well servicing rigs. These contracts will provide Trinidad with increased revenue stability and will feature state-of-the-art technology. As financing is required under the rig construction program the additional funds will be drawn from the current revolving credit facility. The reduction in the Company's long-term debt during the quarter also reduced net debt as a percentage of assets and long-term liabilities as a percentage of assets. In addition, during the quarter advances were made on the facility pertaining to the commencement of the drilling program and the final costs of construction of the barge rig which, together with internally generated cash flow, were used to fund capital expenditures of $27.5 million.

Working capital also increased by $25.5 million or 30.3% from the end of the prior year, as a result of the Company's cash position increasing by $51.4 million due to proceeds from the equity financing portion that were not applied to debt, as well as the deposit received on the sale of the barge rig (see subsequent events). This increase was offset by lower accounts receivable balances which are typical after the completion of the slower second quarter where receivables and payables tend to decrease at the completion of spring break-up as a result of lower activity levels leading up to the end of the quarter. Finally, a current future income tax asset on losses in the manufacturing division was recorded at the end of the second quarter as a result of Trinidad's conversion to a corporate structure.

In order to fund the acquisition of Axxis in the third quarter of 2007, Trinidad completed the issuance of $354.3 million convertible debentures (see below). The classification of the convertible debentures as debt on the face of the balance sheet has resulted in the Company's leverage appearing much higher than some of its peers. However, at maturity or redemption, to the extent the convertible debentures have not previously been converted by the holders, the Company may elect to satisfy its obligation to repay the principal by issuing shares at a price equal to 95.0% of the weighted average trading price of the shares. As a result, Trinidad has the ability, at its option, to eliminate any cash requirements in respect of the principal amount owing on the convertible debentures.

Shareholders' equity increased by $184.9 million from the prior year due to the equity offering of $165.0 million as well as $21.4 million of net earnings generated from operations throughout the period, net of dividends declared to shareholders. Further, Trinidad distributed an additional $8.4 million to unitholders prior to the conversion to a corporation which also reduced shareholders' equity. Accumulated Other Comprehensive Income, which is comprised of gains and losses on the translation of the Company's foreign subsidiaries and the fair value of Trinidad's interest rate swaps, increased shareholders' equity by $12.3 million over the period as a result of strengthening of the US dollar and reductions in future expected interest rates, respectively. The first half of 2008 exhibited signs of strengthening in the Canadian market as demand for drilling increased utilization levels and the US operations continued to maintain high utilization rates and drilling activity. The acquisition of Axxis in the third quarter of 2007 has been positive for the Company, adding diversification to the drilling fleet and providing increased opportunities for expansion. These factors, along with the recent equity financing, have allowed Trinidad to strengthen its capital position throughout the quarter, reducing net debt levels by $172.8 million to $461.6 million at June 30, 2008, down from $604.3 million at March 31, 2008. In addition, net debt as a percentage of assets also declined to 29.7% from 42.4% at year end and total debt to shareholders' equity (assuming debenture conversion) has also declined from 42.5% at year end to 22.2% at June 30, 2008.

Convertible debentures

In connection with the acquisition of Axxis, Trinidad issued $354.3 million in unsecured subordinated convertible debentures, of which $325.0 million was issued through a public offering and $29.3 million was issued to the former owners of Axxis. The debentures are convertible into shares of Trinidad at the option of the holder at any time prior to maturity at a conversion price of $19.30 per share. They have a face value of $1,000, a coupon rate of 7.75%, and mature July 31, 2012, with interest being paid semi-annually on June 30 and December 31. Trinidad has the option to redeem the debentures in whole or in part at a redemption price of $1,000 after December 31, 2010 and before their maturity date. On redemption or maturity, Trinidad may elect to satisfy its obligation to repay the principal by issuing common shares. The value of the conversion feature at the time of issuance was determined using the Black-Scholes pricing model to be $28.2 million and has been recorded as equity with the remaining $326.1 million allocated to long-term debt, net of $13.6 million of transaction costs. The debentures are being accreted such that the liability at maturity will equal the face value of the debt.

As at June 30, 2008, there had been a conversion of $60,000 convertible debentures which equated to 3,108 common shares of Trinidad Drilling Ltd.

SHAREHOLDERS' EQUITY *($ thousands)*	**June 30, 2008**	December 31, 2007
Shareholders' equity	**837,646**	-
Unitholders' capital	-	675,728
Exchangeable shares	-	2,477

On January 10, 2008, the Trust announced its intent to convert from a growth-oriented income trust to a growth-oriented, dividend-paying corporation. On March 10, 2008, unitholders and holders of the exchangeable shares voted, and overwhelmingly approved, the conversion of the Trust into a public oil and natural gas services corporation retaining the name "Trinidad Drilling Ltd.". As a result of this conversion unitholders and holders of the exchangeable shares received shares in the newly created corporation on a 1:1 basis, after giving effect to the exchange ratio on the exchangeable shares at the time of conversion. As a result, unitholders' capital was transferred into shareholders' equity during the first quarter of 2008.

Shareholders' equity increased from $678.3 million at the time of conversion to $837.6 million as at June 30, 2008. The increase was mainly attributable to equity financing that was closed in the quarter at which time a total of 12,132,353 common shares, which included the overallotment of 1,102,941 common shares, were issued for gross proceeds of $165.0 million. This offering, in addition to the exercise of 109,763 options ($1.1 million) since the time of conversion and the conversion of convertible debentures representing 3,108 common shares ($0.1 million), resulted in the $159.3 million increase of shareholders' equity. Unitholders' capital also increased prior to the conversion to a corporation by $2.6 million as a result of the conversion of 253,430 Series A exchangeable shares ($2.0 million) to 352,328 trust units, the conversion of 47,169 Series C exchangeable shares ($0.5 million) to 59,905 trust units and 7,850 shares issued for options exercised ($0.1 million).

Shareholders' equity on August 1, 2008 was $837.7 million (96,290,881 shares).

SEASONALITY

Trinidad operates a substantial number of rigs in Western Canada, and therefore operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and natural gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring break-up. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

Trinidad's expansion to the US market has reduced its overall exposure to the seasonal factors that are present in its Canadian operations. These seasonal conditions typically limit Canadian drilling activity, whereas in the United States operators have more flexibility to work throughout the year. This increased number of operating days throughout the year has allowed Trinidad to better manage its business with more sustainable cash flow throughout the annual cycle.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the unaudited interim consolidated financial statements requires that certain estimates and judgements be made with regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the unaudited interim consolidated financial statements may change as future events unfold, additional experience is acquired or Trinidad's operating environment changes.

Depreciation

The accounting estimate that has the greatest impact on Trinidad's financial results is depreciation. Depreciation of Trinidad's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of Trinidad's capital assets.

Stock-based compensation

Compensation expense associated with options at grant date are estimates based on various assumptions such as volatility, annual dividend yield, risk free interest rate and expected life using the Black-Scholes methodology to produce an estimate of the fair value of such compensation.

Allowance for doubtful accounts receivable

Trinidad performs credit evaluations of its customers and grants credit based on past payment history, financial conditions and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based on specific situations and overall industry conditions. Trinidad's history of bad debt losses has been minimal and generally limited to specific customer circumstances; however, given the cyclical nature of the oil and natural gas industry, the credit risks can change suddenly and without notice.

Goodwill

In accordance with Canadian GAAP, Trinidad performs an annual goodwill impairment each fiscal year and sooner when changing circumstances indicate a possible impairment exists. In accordance with this, Trinidad performed its impairment test as at December 31, 2007, and no goodwill impairment existed. As at June 30, 2008, no changes in circumstances indicate that this assessment should be re-performed.

Fair value of interest rate swaps

The fair value of the interest rate swaps are estimated based on future projected interest rates and adjusted on a quarterly basis for monthly settlements and changes in projections. Trinidad receives the valuation from the contract counterparty on a quarterly basis and records the associated change in fair value at each reporting period.

Future Income Taxes

The recording of future income tax involves the use of various assumptions to estimate the amounts and timing of the reversals of temporary differences between assets and liabilities recognized for accounting and tax purposes. It also involves the estimation of the effective tax rates for future fiscal years. The assumptions used (which include, but are not limited to, estimated results of operations, tax pool claims and accounting deductions) are based on management's current estimates and will likely change in future periods based on actual results and accordingly so will the estimates.

CHANGES IN ACCOUNTING POLICY

Effective January 1, 2008, Trinidad adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"), as described further in note 2 of the notes to the unaudited interim consolidated financial statements.

Capital Disclosures

CICA Section 1535 establishes both qualitative and quantitative disclosure requirements about an entity's capital and how it is managed. As a result of adopting this section, Trinidad is now required to disclose qualitative information about its objectives, policies and processes for managing capital, such that users of the financial statements will be able to evaluate the Company's management of capital.

Inventories

CICA Section 3031 provides guidance on the measurement of inventory, by providing several appropriate valuation techniques to be used in the determination of the cost of inventory, based on the type of inventory held. The adoption of this new standard had no impact on the measurement of inventories; however, further disclosure was required, including the carrying value of each classification of inventory, a reconciliation of the expenses related to inventory used during the period and the disclosure of the amount of any write-downs or reversals of previously written-down amounts, if any.

Financial Instruments

The CICA issued two new accounting standards with respect to financial instruments: Section 3862 – *Financial Instruments – Disclosure* and Section 3863 – *Financial Instruments – Presentation*. Section 3862, adopted by Trinidad in conjunction with Section 3863, emphasizes disclosures regarding the nature and extent of the risks arising from financial instruments and how those risks are managed. Following the requirements of Section 3855 – *Financial Instruments – Recognition and Measurement*, adopted January 1, 2007; this new section recommends additional

disclosures, including qualitative analysis of the financial instrument risks faced by Trinidad, as well as a quantitative analysis of the effect of changes to these risks, based on market conditions, and their potential impact on Trinidad.

Section 3863 establishes recommendations for the presentation of financial instruments and non-financial derivatives in the financial statements. There was no impact of the adoption of this section as it is substantially similar to the previously adopted Section 3861 – *Financial Instruments – Disclosure and Presentation.*

FUTURE CHANGES IN ACCOUNTING POLICIES

The CICA issued a new accounting standard, Section 3064 – *Goodwill and Intangible Assets*, which replaces Sections 3062 – *Goodwill and Other Intangible Assets* and 3450 – *Research and Development Costs*; and amended Section 1000 – *Financial Statement Concepts*. These accounting standards updates will be effective for fiscal years beginning on or after October 1, 2008 and Trinidad plans to adopt them effective January 1, 2009. Section 3064 recommends standards for the recognition, measurement and disclosure of goodwill and intangible assets, including research and development costs, and Section 1000 has been amended to clarify the criteria for recognition of an asset. Trinidad is in the process of evaluating the impact of these standards.

DISCLOSURE CONTROLS & PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all information required to be disclosed by Trinidad is recorded, processed, summarized and reported to senior management, including the CEO and CFO, in an appropriate manner to allow timely decisions regarding required disclosure as defined under Multilateral Instrument 52-109, Certification of Disclosures in Annual and Interim Filings.

Management of Trinidad has evaluated the effectiveness of the design of disclosure controls and procedures, under the supervision of the CEO and the CFO. Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. There have been no changes in the Company's internal controls over financial reporting or disclosure controls and procedures that occurred since the year ended December 31, 2007 and no material weaknesses or significant deficiencies have been identified in the design of these controls, except as noted below, that could materially affect or are reasonably likely to affect the Company's internal controls over financial reporting.

Trinidad is continuing to complete an assessment of the business process controls of Mastco and Axxis and has not concluded on the design effectiveness as at June 30, 2008. As a result, Trinidad has relied on management's review procedures to assess the accuracy of the financial statements at the reporting date.

SUBSEQUENT EVENTS

Effective July 10, 2008, Trinidad announced the sale of its nearly constructed barge drilling rig to an international third party for US$53.5 million. Upon receipt of the signed purchase agreement, the Company received a US$5.35 million non-refundable deposit and anticipates receipt of the balance owed by the end of the third quarter. The construction of the barge rig will continue to be managed by Trinidad and is expected to be completed in the third quarter. Any modifications requested by the buyer from the current rig design will be completed, but will be subject to a handling fee and will be adjusted as part of the final purchase price. The proceeds generated will be used for future expansion as Trinidad continues to see strong opportunities in both the US land and barge drilling markets.

Effective July 17, 2008, Trinidad announced the construction of an additional seven rigs to the rig construction program previously announced in May 2008. These rigs are all backed by long-term, take-or-pay contracts with two major North American oil and natural gas companies. Total costs of construction are expected to be approximately $105.0 million and Trinidad intends to fund the rig construction program from its operating cash flow and funds available under its existing credit facility.

OUTLOOK

Exiting the first half of 2008, significantly higher commodity prices for both oil and natural gas have signalled expectations for higher activity levels for the remainder of this year and into 2009. While commodity prices remain volatile, and the potential for softening in both oil and natural gas

pricing is still present, the higher commodity price levels over the last several months, coupled with limited current supply and strengthening demand, provide a strong catalyst for increased demand for oilfield services in the coming quarters. As road bans have been lifted Trinidad's Canadian operations have ramped up to normal activity levels moving into the third quarter and we anticipate activity levels to increase moving forward as operators respond to strong commodity prices and the backlog of proposed wells to be drilled. One key issue that could still negatively impact well activity in Canada moving forward is the potential burden that Alberta's New Royalty Framework could bring in 2009. However, we are encouraged by the fact that some Canadian oil and natural gas producers have increased their capital spending budgets, with further increases looking probable and drilling continues in other jurisdictions beyond Alberta. Increased capital spending boosts producers' future production and reserve growth potential and has a positive impact on field activity and cash flow for Trinidad.

The CAODC recently released a revised forecast of activity for the balance of 2008. The revision confirms some renewed optimism within the industry. In October 2007, the CAODC released a projection that identified a drastic reduction in the number of wells that would be drilled in 2008, compared with 2007 and 2006. In its revised forecast, the CAODC notes that we are beginning to see the signs of an industry that is looking forward to increasing activity based on renewed strength in commodity prices and positive drilling results. The CAODC is now projecting approximately 18,000 well completions for 2008, which represents a 28% increase from their October 2007 forecast and in terms of rig utilization, the revised CAODC forecast calls for 42% utilization in 2008 as compared to their original forecast of 34%.

We continue to see strong opportunities in both the US land drilling market and the US Gulf Coast barge drilling market and expect overall rig activity to continue to rise in the US moving forward. Trinidad continues to follow an investment strategy designed to ensure growth for shareholders by way of capital appreciation through the pursuit of opportunities including the expansion into the US market as well as diversification of the overall asset base. This strategy will further the Company's revenue diversification, provide superior growth, and strengthen our overall equipment efficiency. The two recently announced rig construction programs follow this strategy as they will add to the current fleet further diversifying Trinidad's asset base to include deep drilling rigs which typically obtain higher dayrates, utilization levels and margins as compared with other rigs of shallower capabilities. Trinidad has the competitive advantage of having an established operational base in the US, complete with training programs and facilities, and will be able to quickly and efficiently integrate this new equipment into its existing operations. Trinidad's reputation for providing superior equipment and performance continues to be recognized by our customers. The newer, more efficient equipment we provide gives Trinidad a competitive advantage and is reflected in the high utilization rates and solid profit margins we consistently are able to generate and maintain. We expect the US segment to continue to deliver strong results on an on-going basis as operations in this region continue to be supported by strong customer demand.

The drilling and well servicing sector of the oil and natural gas industry in North America ranks as one of the most competitive areas of business. As a service industry, its activities are directly affected by its customers' exploration and development efforts which, in turn, are dictated by world energy prices and government policies. Historically, Trinidad has generally exceeded industry average rig utilization as a result of customer relations, employee expertise, equipment quality and drilling performance. Trinidad remains well positioned to take advantage of opportunities with state-of-the-art equipment and well-trained crews for deep natural gas and oil drilling in both Canada and the US land and barge drilling markets.

Trinidad Drilling Ltd. is a growth-oriented, dividend-paying oil and natural gas services provider based in Calgary, Alberta. Focusing on deep drilling, modern rig fleets, in-house design and technology-based advancement, Trinidad has positioned itself as a premium service provider. Trinidad's growth is driven by chasing and capturing new horizons – advancing technologies, offering new services, entering new markets and performing strategic acquisitions. With the completion of the current rig construction programs, the Company will have 126 land drilling rigs ranging in depth capacities from 1,000 – 6,500 metres and four barge drilling rigs operating in the Gulf of Mexico. In addition to its drilling rigs, Trinidad will have 26 well servicing rigs that have been completely retrofitted or were constructed within the past five years and 20 pre-setting and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most highly capable, expertly designed, well-equipped, adaptable and competitive in the industry.

TRINIDAD DRILLING LTD

"signed" Lyle C. Whitmarsh

President and Chief Executive Officer

"signed" Brent J. Conway

Chief Financial Officer

For further information please contact:

Lyle Whitmarsh, President & Chief Executive Officer or Brent Conway, Chief Financial Officer or Lisa Ciulka, Director of Investor Relations at: Phone: (403) 265-6525 Fax: (403) 265-4168
E-mail: lciulka@trinidaddrilling.com

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Trinidad will be holding a conference call and webcast to discuss its second quarter 2008 results on August 12, 2008 beginning at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial (800) 732-6179 (toll-free in North America) or (416) 644-3417 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 11:00 a.m. MT on August 12 until midnight August 19, 2008 by dialling (877) 289-8525 or (416) 640-1917 and entering replay access code 21277788#.

A live audio webcast of the conference call will also be available via Trinidad's website, www.trinidaddrilling.com.

CONSOLIDATED BALANCE SHEETS
($ thousands - Unaudited)

	June 30, 2008	December 31, 2007
Assets		
Current assets		
Cash and cash equivalents	**69,417**	18,021
Accounts receivable	**125,602**	143,522
Inventory (note 6)	**15,909**	18,231
Prepaid expenses	**4,156**	2,879
Future income taxes	**2,133**	-
	217,217	182,653
Deposit on capital assets	**4,470**	3,458
Capital assets	**1,137,703**	1,110,730
Goodwill	**171,551**	169,134
Other long-term assets	**25,651**	31,181
	1,556,592	1,497,156
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**81,730**	78,649
Dividends payable	**14,442**	-
Accrued trust distributions	**-**	9,616
Current portion of deferred revenue	**7,256**	6,890
Current portion of long-term debt	**1,272**	1,679
Current portion of fair value of interest rate swap	**2,917**	1,718
	107,617	98,552
Deferred revenue	**2,285**	4,038
Long-term debt	**251,611**	402,489
Convertible debentures, net of transaction costs	**319,617**	315,991
Fair value of interest rate swaps	**3,382**	4,211
Future income taxes	**52,632**	37,373
	737,144	862,654
Shareholders' equity		
Shareholders' equity (note 7(a))	**837,646**	-
Unitholders' capital (note 7(b))	**-**	675,728
Exchangeable shares (note 8)	**-**	2,477
Convertible debentures	**28,218**	28,223
Contributed surplus (note 7(c))	**13,991**	13,843
Accumulated other comprehensive loss	**(49,473)**	(61,788)
Retained earnings (deficit)	**(10,934)**	(23,981)
	819,448	634,502
	1,556,592	1,497,156

(See notes to the unaudited interim consolidated financial statements)

Commitments (note 12)

TRINIDAD DRILLING LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

($ thousands except share and per share data – Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2008	2007	**2008**	2007
Revenue				
Oilfield services	**141,859**	115,215	**362,876**	321,148
Bareboat Charter loss (note 12)	**(881)**	-	**(2,305)**	-
Other	**201**	279	**259**	557
	141,179	115,494	**360,830**	321,705
Expenses				
Operating	**87,414**	72,955	**208,637**	186,149
General and administrative	**12,749**	9,701	**24,172**	20,130
Interest on long-term debt (note 11)	**6,215**	9,535	**13,390**	18,110
Interest on convertible debentures (note 11)	**8,685**	-	**17,339**	-
Stock-based compensation	**133**	671	**302**	1,446
Foreign exchange (gain) loss	**859**	5,603	**(3,523)**	6,889
Depreciation	**20,509**	14,831	**44,501**	33,089
(Gain) loss on sale of assets	**(224)**	163	**(317)**	207
Reorganization costs	**140**	-	**2,689**	-
	136,480	113,459	**307,190**	266,020
Earnings before income taxes	**4,699**	2,035	**53,640**	55,685
Income taxes				
Current tax expense	**1,066**	511	**1,697**	1,984
Future tax expense (recovery)	**2,492**	(3,117)	**11,890**	7,117
	3,558	(2,606)	**13,587**	9,101
Net earnings	**1,141**	4,641	**40,053**	46,584
Dividends	**(14,442)**	-	**(18,644)**	-
Trust distributions	**-**	(28,836)	**(8,362)**	(57,573)
Retained earnings (deficit) – beginning of period	**2,367**	24,965	**(23,981)**	11,759
Retained earnings (deficit) – end of period	**(10,934)**	770	**(10,934)**	770
Earnings per share				
Basic	**0.01**	0.06	**0.47**	0.56
Diluted	**0.01**	0.05	**0.47**	0.55
Weighted average number of shares				
Basic	**86,750,690**	83,947,198	**85,347,826**	83,872,182
Diluted	**87,825,214**	85,711,891	**85,916,240**	85,294,628

(See notes to the unaudited interim consolidated financial statements)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

($ thousands – Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2008	2007	**2008**	2007
Net earnings	**1,141**	4,641	**40,053**	46,584
Other comprehensive income				
Change in fair value of derivatives designated as cash flow hedges, net of income tax (note 11)	**1,340**	1,678	**(245)**	1,738
Foreign currency translation adjustment	**(2,902)**	(23,948)	**12,560**	(26,686)
Total other comprehensive income (loss)	**(1,562)**	(22,270)	**12,315**	(24,948)
Comprehensive income (loss)	**(421)**	(17,629)	**52,368**	21,636

(See notes to the unaudited interim consolidated financial statements)

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

($ thousands – Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2008	2007	**2008**	2007
Accumulated other comprehensive loss - beginning of period	**(47,911)**	(7,128)	**(61,788)**	(750)
Adjust opening balance due to adoption of new accounting policies	**-**	-	**-**	(3,700)
Other comprehensive income (loss) during the period	**(1,562)**	(22,270)	**12,315**	(24,948)
Accumulated other comprehensive loss - end of period	**(49,473)**	(29,398)	**(49,473)**	(29,398)

(See notes to the unaudited interim consolidated financial statements)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands – Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2008	2007	**2008**	2007
Cash provided by (used in)				
Operating activities				
Net earnings for the period	**1,141**	4,641	**40,053**	46,584
Items not affecting cash				
Depreciation	**20,509**	14,831	**44,501**	33,089
(Gain) loss on sale of assets	**(224)**	163	**(317)**	207
Stock-based compensation	**133**	671	**302**	1,446
Future income taxes expense (recovery)	**2,492**	(3,117)	**11,890**	7,117
Effective interest on financing costs (note 11)	**1,082**	403	**2,158**	752
Accretion on convertible debentures (note 11)	**1,195**	-	**2,363**	-
Unrealized foreign exchange loss (gain)	**874**	5,761	**(3,238)**	6,968
	27,202	23,353	**97,712**	96,163
Net change in non-cash operating working capital	**56,775**	5,196	**34,237**	(22,101)
	83,977	28,549	**131,949**	74,062
Investing activities				
(Increase) decrease in deposits on capital assets	**(752)**	8,794	**(918)**	36,964
Purchase of capital assets	**(26,740)**	(55,701)	**(56,915)**	(189,255)
Proceeds from dispositions	**519**	286	**3,260**	489
Change in non-cash working capital	**13,162**	26,397	**(11,483)**	31,294
	(13,811)	(20,224)	**(66,056)**	(120,508)
Financing activities				
Increase (decrease) in long-term debt, net	**(164,816)**	26,229	**(149,553)**	112,295
Proceeds from share issuance (note 7)	**158,038**	-	**158,038**	-
Proceeds from exercise of options (note 7)	**1,071**	1,109	**1,189**	2,302
Decrease in deferred revenue	**(200)**	(3,216)	**(1,625)**	1,501
Trust unit distribution	**-**	(28,815)	**(17,978)**	(57,503)
Dividends paid	**(4,202)**	-	**(4,202)**	-
Debt financing costs	**(600)**	(600)	**(600)**	(600)
	(10,709)	(5,293)	**(14,731)**	57,995
Cash flow from operating, investing and financing activities	**59,457**	3,032	**51,162**	11,549
Effect of translation on foreign currency cash	**40**	(2,735)	**234**	(3,858)
Increase in cash for the period	**59,497**	297	**51,396**	7,691
Cash - beginning of period	**9,920**	16,807	**18,021**	9,413
Cash - end of period	**69,417**	17,104	**69,417**	17,104
Interest paid	**19,546**	9,192	**26,763**	16,918
Taxes paid	**2,052**	61	**2,100**	147

(See notes to the unaudited interim consolidated financial statements)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. STRUCTURE OF THE CORPORATION

Organization

Trinidad Drilling Ltd. ("Trinidad" or the "Company") is incorporated under the laws of the Province of Alberta. The Company was formed by way of an arrangement under the Business Corporations Act of Alberta pursuant to an arrangement agreement dated January 9, 2008 between the Company and Trinidad Energy Services Income Trust (the "Trust"). The Arrangement involved the exchange, on a one-for-one basis of trust units and exchangeable shares, after accounting for the conversion factor applicable to the exchangeable shares, for common shares of Trinidad. The effective date of the Arrangement was March 10, 2008 - see note 3.

2. ACCOUNTING POLICIES AND ESTIMATES

These unaudited interim consolidated financial statements are prepared by management, in accordance with Canadian Generally Accepted Accounting Principles, and follow the same accounting policies and methods as the audited consolidated financial statements for the year ended December 31, 2007, except as noted below, and therefore do not contain all of the disclosures required for the annual financial statements. As a result, the unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Trust contained in the annual report for the year ended December 31, 2007.

Adoption of New Accounting Standards

Effective January 1, 2008, Trinidad adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

Capital Disclosures

CICA Section 1535 establishes both qualitative and quantitative disclosure requirements about an entity's capital and how it is managed. As a result of adopting this section, Trinidad is now required to disclose qualitative information about its objectives, policies and processes for managing capital, such that users of the financial statements will be able to evaluate the Company's management of capital - see note 10.

Inventories

CICA Section 3031 provides guidance on the measurement of inventory, by providing several appropriate valuation techniques to be used in the determination of the cost of inventory, based on the type of inventory held. The adoption of this new standard had no impact on the measurement of inventories; however, further disclosure was required, including the carrying value of each classification of inventory, a reconciliation of the expenses related to inventory used during the period and the disclosure of the amount of any write-downs or reversals of previously written-down amounts, if any – see note 6.

Financial Instruments

The CICA issued two new accounting standards with respect to financial instruments: Section 3862 – *Financial Instruments – Disclosure* and Section 3863 – *Financial Instruments – Presentation*. Section 3862, adopted by Trinidad in conjunction with Section 3863, emphasizes disclosures regarding the nature and extent of the risks arising from financial instruments and how those risks are managed. Following the requirements of Section 3855 – *Financial Instruments – Recognition and Measurement*, adopted January 1, 2007; this new section recommends additional disclosures, including qualitative analysis of the financial instrument risks faced by Trinidad, as well as a quantitative analysis of the effect of changes to these risks, based on market conditions, and their potential impact on Trinidad – see note 11.

Determination of Fair Market Value

The fair value of Trinidad's long-term debt was determined using current market price indicators and the fair-value of the convertible debentures was calculated at the quoted market price.

Section 3863 establishes recommendations for the presentation of financial instruments and non-financial derivatives in the financial statements. There was no impact of the adoption of this section as it is substantially similar to the previously adopted Section 3861 – *Financial Instruments – Disclosure and Presentation.*

There are no other material impacts on the unaudited interim consolidated financial statements for the adoption of these new standards.

FUTURE CHANGES IN ACCOUNTING POLICIES

The CICA issued a new accounting standard, Section 3064 – *Goodwill and Intangible Assets*, which replaces Sections 3062 – *Goodwill and Other Intangible Assets* and 3450 – *Research and Development Costs*; and amended Section 1000 – *Financial Statement Concepts*. These accounting standards updates will be effective for fiscal years beginning on or after October 1, 2008 and Trinidad plans to adopt them effective January 1, 2009. Section 3064 recommends standards for the recognition, measurement and disclosure of goodwill and intangible assets, including research and development costs, and Section 1000 has been amended to clarify the criteria for recognition of an asset. Trinidad is in the process of evaluating the impact of these standards.

3. THE ARRANGEMENT

On March 10, 2008, unitholders of the Trust and holders of the exchangeable shares (the "Securityholders") voted, and overwhelmingly approved, reorganizing the Trust, by way of a plan of arrangement under the Business Corporations Act (Alberta), into a corporation (the "Arrangement") pursuant to an arrangement agreement dated January 9, 2008 between Trinidad and the Trust. The purpose of the Arrangement was to convert the Trust back into a corporate structure that was better suited to its core business model of growth and capital appreciation for its Securityholders. Management and the Board of Directors believe that the best opportunity for creating value is by reinvesting a significant portion of overall cash flow back into the business and to focus on increasing overall per share earnings, cash flow, net asset value, as well as overall debt reduction and they believe that a corporate structure better positions Trinidad to pursue these initiatives. For financial reporting presentation purposes, these changes are being treated as if they occurred on January 1, 2008.

The Arrangement resulted in: (i) unitholders receiving Trinidad shares in exchange for their trust units on a one–for-one basis; and (ii) exchangeable shareholders receiving Trinidad shares on the same basis as unitholders based on the number of trust units into which such shares were exchangeable into on the effective date of the Arrangement.

Effective March 10, 2008, Trinidad established an Incentive Option Plan under which incentive options will be granted to officers, employees and consultants to provide an opportunity for these individuals to participate in the growth and development of the Company. The Incentive Option Plan was developed to replace the Unit Rights Incentive Plan of the Trust and, in accordance with the Arrangement, participants received incentive options on a one-for-one basis for the incentive rights held at the time of conversion. References to the "Incentive Options Plan" and "options" should be read as references to "Unit Rights Incentive Plan" and "rights", respectively, for periods prior to March 10, 2008.

4. SEASONALITY

Trinidad operates a substantial number of rigs in Western Canada, and therefore operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and natural gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring break-up. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

Trinidad's expansion to the US market has reduced its overall exposure to the seasonal factors that are present in its Canadian operations. These seasonal conditions typically limit Canadian drilling activity, whereas in the US operators have increased flexibility to work throughout the year.

This increased number of operating days throughout the year has allowed Trinidad to better manage its business with more sustainable cash flows throughout the annual cycle.

5. ACQUISITION

Acquisition of assets of Axxis

Effective July 5, 2007, a subsidiary of Trinidad purchased substantially all of the assets of US-based Drilling Productivity Realized, L.L.C., P.C. Axxis, L.L.C., DPR International, L.L.C. and DPR Rentals, L.L.C. (collectively, "Axxis") for consideration of $148.1 million. Additionally, Trinidad acquired a commitment to construct an additional barge rig for approximately US$27.5 million, of which $5.6 million had been spent at the time of acquisition and was reimbursed to the former owners and included in the purchase price. The acquisition was funded through the issuance of $29.3 million of convertible debentures to the former shareholders of Axxis and $124.4 million in cash proceeds raised through a public issuance of 325,000 convertible debentures for gross proceeds of $325.0 million. Earnings of Axxis have been included in consolidated earnings since the closing date of July 5, 2007.

The consideration paid for this acquisition has been allocated under the purchase method as follows:

($ thousands)	**2007**
Purchase price allocated as follows:	
Capital assets	**96,488**
Assets under construction	**5,624**
Intangible assets	**39,569**
Goodwill	**51,636**
Long-term liabilities	**(39,569)**
	153,748
Financed as follows:	
Convertible debentures	**29,337**
Cash	**124,411**
	153,748

As a result of the acquisition of Axxis, Trinidad is obligated to pay US$12.5 million annually to the former shareholders of Axxis for the next three years following the acquisition pertaining to provisions under the Bareboat Charters, discussed further in note 12 – Commitments. The consideration will be paid annually and is contingent on the continued operation of three barge rigs currently under contract. To the extent that these contracts are terminated prior to the end of the three years no further payments will be required. The amount paid under this commitment is considered a cost of the purchase and has been included in the purchase price and will be accrued and recorded against the associated revenue earned from the rigs and reported net as Bareboat Charter income (loss).

6. INVENTORY

($ thousands)	**June 30, 2008**	December 31, 2007
Parts and materials	**8,621**	8,884
Work-in-progress	**7,288**	9,347
Total inventory	**15,909**	18,231

All inventory balances are carried at the lower of cost or net realizable value. The construction operations regularly utilizes inventory in the construction and recertification of rigs and rig related equipment. For the three and six months ended June 30, 2008, there were no material write-downs or reversals of previously written-down amounts.

Throughout the period the amount of inventories recognized as an expense were:

	Three months ended June 30,		Six months ended June 30,	
($ thousands)	**2008**	2007	**2008**	2007
Raw materials and consumables purchased	**17,121**	22,084	**27,287**	48,901
Labour costs	**3,991**	3,938	**7,308**	7,064
Other costs	**118**	82	**218**	146
Net change in inventory	**5,029**	(1,794)	**2,322**	(2,378)
Amount of inventories expensed in period	**26,259**	24,310	**37,135**	53,733

7. SHAREHOLDERS' EQUITY AND CONTRIBUTED SURPLUS

a) Shareholders' equity

Authorized

Unlimited number of common shares, voting, participating

($ thousands except share data)	**June 30, 2008**		December 31, 2007	
	Number of Shares	**Amount $**	Number of Shares	Amount $
Shareholders' equity – opening balance	**-**	**-**	-	-
Shares issued pursuant to the Arrangement	**84,035,873**	**678,282**	-	-
Shares issued for cash, net of transaction costs	**12,132,353**	**158,038**	-	-
Shares issued on exercise of options	**109,763**	**1,122**	-	-
Shares issued on conversion of convertible debentures	**3,108**	**60**	-	-
Contributed surplus transferred on exercised options	**-**	**144**	-	-
Shareholders' equity – closing balance	**96,281,097**	**837,646**	-	-

b) Unitholders' capital

($ thousands except unit data)	**June 30, 2008**		December 31, 2007	
	Number of Units	**Amount $**	Number of Units	Amount $
Unitholders' capital – opening balance	**83,615,790**	**675,728**	82,981,952	669,584
Trust units issued on conversion of exchangeable shares	**412,233**	**2,477**	356,404	3,300
Trust units issued on exercise of rights	**7,850**	**67**	277,434	2,515
Contributed surplus transferred on exercised rights	**-**	**10**	-	329
Trust units cancelled under the Arrangement	**(84,035,873)**	**(678,282)**	-	-
Unitholders' capital – closing balance	**-**	**-**	83,615,790	675,728

c) Contributed surplus

($ thousands)	**June 30, 2008**	December 31, 2007
Contributed surplus – opening balance	**13,843**	11,722
Stock-based compensation expense	**302**	2,450
Contributed surplus transferred on exercise of options	**(154)**	(329)
Contributed surplus – ending balance	**13,991**	13,843

8. EXCHANGEABLE SHARES

Trinidad has the following exchangeable shares outstanding:

($ thousands except share data)	**June 30, 2008**		December 31, 2007	
	Number of Shares	**Amount $**	Number of Shares	Amount $
Exchangeable shares – opening balance	**300,599**	**2,477**	611,966	5,777
Exchangeable shares exchanged, Initial Series	**(253,430)**	**(1,977)**	-	-
Exchangeable shares exchanged, Series C	**(47,169)**	**(500)**	(311,367)	(3,300)
Exchangeable shares – ending balance	**-**	**-**	300,599	2,477

Pursuant to the Arrangement all the exchangeable shares of Trinidad were converted based on the exchange ratio in effect at the time of conversion to trust units and subsequently exchanged on a one-for-one basis for common shares. The initial series exchangeable shares were exchanged at a ratio of 1.39024 providing for 352,328 trust units upon conversion. The Series C exchangeable shares were exchanged at a ratio of 1.27001 providing for 59,905 trust units upon conversion.

9. INCENTIVE OPTION PLAN

On May 2, 2003, the Trust established the Unit Rights Incentive Plan and pursuant to the Arrangement on March 10, 2008, all outstanding incentive rights were exchanged, on a one-for-one basis, for incentive options under the new Incentive Option Plan. The Incentive Option Plan was created to assist directors, officers, employees and consultants of Trinidad and its affiliates to participate in the growth and development of the Company. The Incentive Option Plan is substantially identical to the Unit Rights Incentive Plan; however, does not include an exercise price reduction mechanism.

The following table sets out options that are outstanding under Trinidad's Incentive Option Plan:

	June 30, 2008		December 31, 2007	
	Number of Options	**Weighted Average Exercise Price ($)**	Number of Rights	Weighted Average Exercise Price ($)
Outstanding – opening balance	**7,965,670**	**12.55**	8,246,839	12.43
Granted during the period	**-**	**-**	63,486	13.44
Exercised during the period	**(117,613)**	**10.11**	(277,434)	9.06
Forfeited during the period	**(88,555)**	**14.61**	(67,221)	13.38
Outstanding – ending balance	**7,759,502**	**12.56**	7,965,670	12.55

Trinidad uses the Black–Scholes option-pricing model to determine the estimated fair value of options issued subsequent to January 1, 2003. The per share weighted average fair value of options granted during the period ended June 30, 2008 was nil as no options were granted over this period (2007 - $1.49).

10. CAPITAL MANAGEMENT

Trinidad's capital is comprised of debt, convertible debentures and shareholders' equity, less cash and cash equivalents. Management regularly monitors total capitalization to ensure flexibility in the pursuit of ongoing initiatives, while ensuring that shareholder returns are being maximized. The overall capitalization of the Company is outlined below:

($ thousands)	**June 30, 2008**	December 31, 2007
Long-term debt [1]	**257,352**	407,786
Convertible debentures [1]	**330,589**	328,281
Total debt	**587,941**	736,067
Shareholders' equity	**819,448**	634,502
Less: cash and cash equivalents	**(69,417)**	(18,021)
Total capitalization	**1,337,972**	1,352,548

(1) Balance outstanding without consideration of transaction costs.

Management is focused on several objectives while managing the capital structure of the Company. Specifically:

i. Ensuring Trinidad has the financing capacity to continue to execute on opportunities to increase overall market share through strategic acquisitions and fleet construction programs that add value for our shareholders;

ii. Maintaining a strong capital base to ensure that investor, creditor and market confidence is secured;

iii. Maintaining balance sheet strength, ensuring Trinidad's strategic objectives are met, while retaining an appropriate amount of leverage;

iv. Providing shareholder return through dividends to ensure that income-oriented investors are provided a cash yield; and

v. Safeguarding the entity's ability to continue as a going concern, such that it continues to provide returns for shareholders and benefits for other stakeholders.

Trinidad manages its capital structure based on current economic conditions, the risk characteristics of the underlying assets, and Trinidad's planned capital requirements, within guidelines approved by its Board of Directors. Total capitalization is maintained or adjusted by drawing on existing debt facilities, issuing new debt or equity securities when opportunities are identified and through the disposition of underperforming assets to reduce debt or equity when required. On March 10, 2008, Trinidad converted from a growth-oriented income trust to a growth-oriented, dividend-paying corporation. As a result of this conversion the capital focus of the Company was shifted to realign with prior objectives of aggressive growth in its business and increasing returns to shareholders. Prior to the conversion Trinidad was subject to the "Normal Growth" provisions enacted under Bill C-52, which effectively limited the growth the Company could pursue. No longer constrained by these provisions, under the new corporate structure, management will be better positioned to pursue identified growth opportunities.

The Company's syndicated loan facility is subject to five financial covenants, which are reported to the bank on either a monthly or quarterly basis. These covenants are used by management to monitor capital, with increased focus on the Consolidated Leverage Ratio. This ratio is calculated as the consolidated debt balance divided by adjusted consolidated EBITDA for the rolling four quarters, and must be maintained below 2.5:1. For the rolling four quarters ending June 30, 2008, this ratio was 1.15:1 (December 31, 2007 – 1.85:1), which remains in compliance with all of the banking syndicate's financial covenants.

11. FINANCIAL INSTRUMENTS

Carrying Value and Fair Value Disclosures on Financial Instruments

Trinidad's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, interest rate swaps, long-term debt, and the convertible debentures. The carrying amounts of these financial instruments, reported on the Company's unaudited interim consolidated balance sheets, approximates their fair values due to their short-term nature, with the exception of the long-term debt and the convertible debentures. The carrying values of Trinidad's financial instruments are as follows:

	June 30, 2008			
($ thousands)	**Held for Trading**	**Loans and Receivables**	**Other Liabilities**	**Total Carrying Value**
Cash and cash equivalents	**69,417**	-	-	**69,417**
Accounts receivable	-	**125,602**	-	**125,602**
Accounts payable and accrued liabilities	-	-	**81,730**	**81,730**
Interest rate swaps	-	-	**6,299**	**6,299**
Long-term debt	-	-	**227,380**	**227,380**
Convertible debentures	-	-	**347,835**	**347,835**

	December 31, 2007			
($ thousands)	**Held for Trading**	**Loans and Receivables**	**Other Liabilities**	**Total Carrying Value**
Cash and cash equivalents	18,021	-	-	18,021
Accounts receivable	-	143,522	-	143,522
Accounts payable and accrued liabilities	-	-	78,649	78,649
Interest rate swaps	-	-	5,929	5,929
Long-term debt	-	-	373,204	373,204
Convertible debentures	-	-	344,214	344,214

The fair values and carrying values of Trinidad's financial instruments are as follows:

	June 30, 2008		December 31, 2007	
($ thousands)	**Fair Value**	**Carrying Value**	Fair Value	Carrying Value
Interest rate swaps	**6,299**	**6,299**	5,929	5,929
Credit facilities (1)				
Canadian Revolving Credit Facility	-	-	148,744	148,000
Canadian Term Facility	**99,323**	**97,833**	99,831	98,334
US Term Facility	**131,959**	**124,701**	123,703	121,847
Convertible debentures (1)	**366,181**	**358,807**	337,506	356,504
Other debt	**8,382**	**8,257**	8,773	8,641
	612,144	**595,897**	724,486	739,255

(1) The convertible debentures and credit facilities are recorded at their gross amounts and do not include transaction costs incurred on their issuance and the convertible debentures carrying value includes both the debt and equity components.

Trinidad has estimated the fair value amounts using appropriate valuation methodologies and information available to management as of the valuation dates. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it was practicable to estimate that value:

- *Cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities* – The carrying amounts approximate fair value because of the short maturity of these instruments.

- *Interest rate swaps* – The fair value of the interest rate swaps is based on the quoted market prices at the date of valuation.
- *Long-term debt* – The fair value of the various pieces of long-term debt are based on values quoted from third-party financial institutions using current market price indicators.
- *Convertible debentures* – The fair value is based on the closing market price on the date of valuation.

Interest rate swap

Trinidad entered into two cash flow hedges using interest rate swap arrangements to hedge the floating interest rate on fifty percent of the outstanding balance of the US and Canadian term debt facilities. These contracts have been recorded at their fair value on the Company's unaudited interim consolidated financial statements. During the three and six months ended June 30, 2008, Trinidad recorded a gain of $1.3 million and a loss of $0.2 million, respectively, (2007 - $1.7 million gain for the three and six months ended June 30, 2007) in Other Comprehensive Income ("OCI"), net of taxes of $1.6 million and $0.8 million for each respective period (2007 – $0.8 million for the three and six months ended June 30, 2007), due to the change in fair value of the cash flow hedge. Trinidad has assessed 100% hedge effectiveness; hence the entire change in fair value has been recorded in OCI.

Financing costs

The carrying value of the long-term debt and convertible debentures was recorded net of debt issuance costs. Under the effective interest rate method Trinidad recorded interest expense of $0.4 million and $0.8 million (2007 - $0.5 million and $0.8 million, respectively) for the three and six months ended June 30, 2008 relating to costs under the debt facility. In addition, Trinidad also recognized interest expense of $0.6 million and $1.3 million (2007 - nil) relating to costs associated with the convertible debentures for the same period using the effective interest method.

Nature and Extent of Risks Arising from Financial Instruments

Trinidad is exposed to a number of market risks arising through the use of financial instruments in the ordinary course of business. Specifically, Trinidad is subject to credit risk, currency risk, interest rate risk and liquidity risk.

Credit Risk

Trinidad is exposed to credit risk as a result of extending credit to customers prior to receiving payment for services to be performed, creating exposure on accounts receivable balances with trade customers. This exposure to credit risk is managed through a corporate credit policy whereby upfront evaluations are performed on all customers and credit is granted based on payment history, financial conditions and anticipated industry conditions. In the instance that a customer does not meet initial credit evaluations, work may be performed subject to a prepayment of services. Customer payments are continuously monitored to ensure the creditworthiness of all customers with outstanding balances and when collectability becomes questionable a provision for doubtful accounts has been established. The following is a reconciliation of the change in the reserve balance:

($ thousands)	**Six months ended June 30, 2008**	Year ended December 31, 2007
Opening reserve balance	**4,364**	5,132
Increase in reserve recorded in the income statement in the current period	**1,559**	3,929
Working capital adjustments relating to acquisitions	**-**	(4,455)
Write-offs charged against the reserve	**(1,116)**	(149)
Recoveries of amounts previously written–off	**(844)**	(93)
Reserve allowance at period end	**3,963**	4,364

As at June 30, 2008, Trinidad had accounts receivable of $8.8 million that were greater than 90 days for which no provision had been established, as the Company believes that these amounts will be collected.

Currency Risk

Trinidad's operations are affected by fluctuations in currency exchange rates due to the Company's expansion into the US marketplace and reliance on US suppliers to deliver components used by its manufacturing subsidiaries. Over the last two years, the Canadian dollar has experienced significant volatility, ranging from an exchange low of $0.84 US/Canadian to an exchange high of $1.09 US/Canadian. The exposure to realized foreign currency fluctuations from its US subsidiaries is mitigated due to the independence of the US operations from its Canadian parent company for cash flow requirements to satisfy daily operations, creating a natural hedge. However, upon consolidation, Trinidad is exposed to unrealized fluctuations in the gains and losses on consolidation and US dollar-denominated intercompany balances with the Canadian entities. As at June 30, 2008, the Company did not have any foreign currency hedges in place and does not intend to enter into any new currency hedges. The Company may, however, hedge foreign currency rates in the future, depending on the business environment and growth opportunities.

As at June 30, 2008, portions of Trinidad's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities were denominated in US dollars. In addition, Trinidad's US subsidiary is subject to translation gains and losses upon consolidation. Based on these US dollar financial instrument closing balances, net income for the three and six months ended June 30, 2008, would have fluctuated by approximately $0.1 million and $0.2 million, respectively, and OCI would have fluctuated by $3.4 million for the quarter ended June 30, 2008, for every $0.01 variation in the value of the US/Canadian exchange rate.

Interest Rate Risk

Trinidad is subject to risk exposure related to changes in interest rates on borrowings under the credit facilities which are subject to floating interest rates. In order to hedge this overall risk exposure Trinidad entered into interest rate swaps on fifty percent of the outstanding borrowings under the US and Canadian term credit facilities, rendering them partially fixed. As at June 30, 2008, Trinidad had $222.5 million outstanding under the credit facilities. A change of one percent in the interest rates would cause a $0.6 million and a $1.3 million change in the interest expense for the three and six months ended June 30, 2008, respectively.

Liquidity Risk

Liquidity risk is the risk that Trinidad will not be able to meet its financial obligations as they become due. The Company actively manages its liquidity through daily, weekly and longer-term cash outlook and debt management strategies. Trinidad's policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations are met as they fall due. To achieve this objective, the Company:

- Maintains cash balances and liquid investments with highly-rated counterparties;
- Limits the maturity of cash balances; and
- Borrows the bulk of its debt needs under committed bank lines or other term financing.

The following maturity analysis shows the remaining contractual maturities for Trinidad's financial liabilities:

As at June 30, 2008	2008	2009	2010	2011	2012	Thereafter
Accounts payable and accrued liabilities	81,730	-	-	-	-	-
Interest rate swaps	1,564	2,497	1,676	563	-	-
Canadian term debt	500	1,000	1,000	95,333	-	-
US term debt	637	1,275	1,275	121,514	-	-
Other debt	334	486	489	6,948	-	-
Convertible debentures (1)	-	-	-	-	-	-
Interest payments on contractual obligations	20,557	41,091	41,061	30,785	13,731	-
Total	105,322	46,349	45,501	255,177	13,731	-

(1) At maturity or redemption, the Company may elect to satisfy its obligation through the issuance of common shares and therefore no commitment has been recorded.

12. COMMITMENTS

Rig Construction Program

In conjunction with the acquisition of the assets of Axxis in July 2007, Trinidad assumed the remaining construction commitments of a barge rig, of which $5.6 million had been spent as at the date of the acquisition and was reimbursed to the former owners of Axxis. Total costs of construction are expected to be US$27.5 million of which US$22.9 million had been spent as of June 30, 2008. Effective July 10, 2008, Trinidad entered into an agreement to sell this rig to an international third party – see note 14. As part of the arrangement Trinidad is obligated to complete the construction of the barge rig and any further modifications required will be adjusted as part of the final purchase price. The completion and sale of the barge rig is expected in the third quarter of 2008.

In May 2008, Trinidad announced its intent to further expand its existing drilling fleet through the construction of an additional nine drilling rigs expected to be deployed in the United States. These drilling rigs will have depth capacities ranging from 16,000 feet to 18,000 feet and are backed by long-term, take-or-pay contracts with three major North American oil and natural gas exploration and production companies which provides Trinidad with a guaranteed utilization rate of 100 percent on these rigs over their respective contract terms. The total construction costs for the nine rigs are expected to be approximately $135.0 million. The rigs are expected to be delivered over a 10-month period starting in August 2008.

Service Rig Construction Program

In conjunction with the drilling rig construction program, Trinidad announced its intent to build six new service rigs following a new rig design which provides improved pressure control, better safety features and lower operating costs. The new rigs will have depth capacities ranging from 2,400 to 3,500 metres. The capital cost of this construction program is anticipated to be approximately $18.0 million. The first two rigs are expected to be completed by the end of 2008 with the remainder being delivered in the first three quarters of 2009.

Bareboat Charters

As a part of the Axxis acquisition, Trinidad entered into an Assignment Agreement in which the contracts to operate three barge rigs (the "Bareboat Charters" or "Charter") were transferred to Trinidad. Under the Bareboat Charters, Trinidad is committed to operate the rigs on behalf of a third party. In turn, as the owners of the rigs, this third party is entitled to receive 25% of the net operating revenues (gross revenue minus $1,200 per day general and administrative cost) and 50% of the net margin earned under each charter. Under the original agreement any earnings in excess of this payment were to be retained as compensation for the operation of the barge rigs; however, as part of the purchase agreement Trinidad committed to pay the former owners of Axxis US$12.5 million per year for the next three consecutive years, of which one-third of the payment, or US$4.2 million, shall be attributable to each of the three Bareboat Charters.

This payment is contingent on the continued operation of the rigs and to the extent that the contract is terminated by the rigs' owner, no further payments will be required. This fixed payment was structured to represent the residual earnings in excess of the payment to the third party; hence Trinidad is exposed to minimal risk and rewards of the arrangement. In the instance that dayrates or expenses fluctuate from the original provisions in the Bareboat Charters, Trinidad is exposed to the residual gain or loss; however, it was determined the impact would not be significant. Trinidad has disclosed all transactions pertaining to the Bareboat Charters on a net basis. Trinidad does not bear the significant risks and rewards of the arrangement nor does it absorb the associated credit risk or asset risk.

13. SEGMENTED INFORMATION

Since Trinidad announced its intention to expand operations into the US marketplace in 2005, its operations have been diversified from its primary geographical focus in Western Canada to include various locations in the United States, such that a significant proportion of Trinidad's operations now occur in the US marketplace. The acquisitions of Cheyenne Drilling and Axxis, as well as Trinidad's rig construction programs have provided additional rigs of varying depths and capabilities for the US operations, which complemented the drilling fleet operating in the Canadian market and expanded Trinidad's overall drilling operations. Despite the similarities in the assets acquired, the increased management depth in the United States and the varying conditions between the Canadian and United States market have resulted in management evaluating Trinidad's drilling performance

on a geographically segmented basis. In addition, the acquisition of Mastco in 2006 further broadened the operations of Trinidad to include the capability to design, manufacture, sell and refurbish drilling rigs and related equipment. The unique characteristics of this subsidiary, which are different from Trinidad's core drilling operations, have resulted in management's separate evaluation of its results. Transactions between the segments are recorded at cost and have been eliminated upon consolidation.

Three months ended June 30, 2008 ***($ thousands)***	**Canadian Drilling Operations**	**United States Drilling Operations**	**Construction Operations**	**Inter-segment Eliminations**	**Total**
Revenue	44,341	85,970	29,541	(18,673)	**141,179**
Operating expense	30,389	49,439	26,259	(18,673)	**87,414**
Gross margin	13,952	36,531	3,282	-	**53,765**
Interest on long-term debt	3,820	2,363	32	-	**6,215**
Interest on convertible debentures	8,685	-	-	-	**8,685**
Depreciation	6,874	13,469	166	-	**20,509**
(Gain) loss on sale of assets	(75)	(177)	28	-	**(224)**
Income (loss) before corporate items	(5,352)	20,876	3,056	-	**18,580**
General and administrative					**12,749**
Stock-based compensation					**133**
Foreign exchange (gain) loss					**859**
Reorganization costs					**140**
Income taxes					**3,558**
Net earnings					**1,141**
Capital expenditures (including acquisitions and deposits)	13,979	13,277	236	-	**27,492**

Three months ended June 30, 2007 ***($ thousands)***	**Canadian Drilling Operations**	**United States Drilling Operations**	**Construction Operations**	**Inter-segment Eliminations**	**Total**
Revenue	31,250	73,394	26,585	(15,735)	**115,494**
Operating expense	29,180	35,200	24,310	(15,735)	**72,955**
Gross margin	2,070	38,194	2,275	-	**42,539**
Interest on long-term debt	6,214	3,322	(1)	-	**9,535**
Interest on convertible debentures	-	-	-	-	**-**
Depreciation	4,562	10,109	160	-	**14,831**
(Gain) loss on sale of assets	163	-	-	-	**163**
Income (loss) before corporate items	(8,869)	24,763	2,116	-	**18,010**
General and administrative					**9,701**
Stock-based compensation					**671**
Foreign exchange (gain) loss					**5,603**
Reorganization costs					**-**
Income taxes					**(2,606)**
Net earnings					**4,641**
Capital expenditures (including acquisitions and deposits)	29,780	16,401	726	-	**46,907**

Six months ended June 30, 2008 *($ thousands)*	**Canadian Drilling Operations**	**United States Drilling Operations**	**Construction Operations**	**Inter-segment Eliminations**	**Total**
Revenue	176,445	170,283	41,132	(27,030)	**360,830**
Operating expense	102,651	95,881	37,135	(27,030)	**208,637**
Gross margin	73,794	74,402	3,997	-	**152,193**
Interest on long-term debt	8,510	4,881	(1)	-	**13,390**
Interest on convertible debentures	17,339	-	-	-	**17,339**
Depreciation	17,693	26,474	334	-	**44,501**
(Gain) loss on sale of assets	(60)	(14)	(243)	-	**(317)**
Income (loss) before corporate items	30,312	43,061	3,907	-	**77,280**
General and administrative					**24,172**
Stock-based compensation					**302**
Foreign exchange (gain) loss					**(3,523)**
Reorganization costs					**2,689**
Income taxes					**13,587**
Net earnings					**40,053**
Capital expenditures (including acquisitions and deposits)	9,790	47,789	254	-	**57,833**

Six months ended June 30, 2007 *($ thousands)*	**Canadian Drilling Operations**	**United States Drilling Operations**	**Construction Operations**	**Inter-segment Eliminations**	**Total**
Revenue	166,335	136,234	57,193	(38,057)	**321,705**
Operating expense	101,112	69,361	53,733	(38,057)	**186,149**
Gross margin	65,223	66,873	3,460	-	**135,556**
Interest on long-term debt	11,508	6,576	26	-	**18,110**
Interest on convertible debentures	-	-	-	-	**-**
Depreciation	13,994	18,784	311	-	**33,089**
(Gain) loss on sale of assets	177	30	-	-	**207**
Income (loss) before corporate items	39,544	41,483	3,123	-	**84,150**
General and administrative					**20,130**
Stock-based compensation					**1,446**
Foreign exchange (gain) loss					**6,889**
Reorganization costs					**-**
Income taxes					**9,101**
Net earnings					**46,584**
Capital expenditures (including acquisitions and deposits)	60,378	91,871	42	-	**152,291**

As at June 30, 2008 *($ thousands)*	Canadian Drilling Operations	United States Drilling Operations	Construction Operations	Inter-segment Eliminations	Total
Total assets	685,362	847,368	23,862	-	**1,556,592**
Goodwill	38,154	86,777	46,620	-	**171,551**
Future income tax asset (liability)	(3,937)	(48,311)	1,749	-	**(50,499)**

As at December 31, 2007 *($ thousands)*	Canadian Drilling Operations	United States Drilling Operations	Construction Operations	Inter-segment Eliminations	Total
Total assets	679,390	786,982	30,784	-	**1,497,156**
Goodwill	38,154	84,360	46,620	-	**169,134**
Future income tax asset (liability)	(3,525)	(35,324)	1,476	-	**(37,373)**

14. SUBSEQUENT EVENTS

Effective July 10, 2008, Trinidad announced the sale of its nearly constructed barge drilling rig to an international third party for US$53.5 million. Upon receipt of the signed purchase agreement, the Company received a US$5.35 million non-refundable deposit and anticipates receipt of the balance owed by the end of the third quarter. The construction of the barge rig will continue to be managed by Trinidad and is expected to be completed in the third quarter. Any modifications requested by the buyer from the current rig design will be completed, but will be subject to a handling fee and will be adjusted as part of the final purchase price. The proceeds generated will be used for future expansion opportunities and Trinidad continues to see strong opportunities in both the US land and barge drilling markets.

Effective July 17, 2008, Trinidad announced the construction of an additional seven rigs to the rig construction program previously announced in May 2008. These rigs are all backed by long-term, take-or-pay contracts with three major North American oil and natural gas companies. Total costs of construction are expected to be approximately $105.0 million and Trinidad intends to fund the rig construction program from its operating cash flow and funds available under its existing credit facility.

15. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to current year's presentation. Such reclassification did not impact previously reported net earnings or retained earnings.

END